Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

PFENEX INC.

at

$12.00 Per Share in Cash,

Plus One Non-Transferable Contractual Contingent Value Right For Each Share,

Which Represents the Right to Receive a Contingent Payment of $2.00 Per Share

Upon The Achievement of a Specified Milestone

by

PELICAN ACQUISITION SUB, INC.

a wholly-owned subsidiary of

LIGAND PHARMACEUTICALS INCORPORATED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT (NEW YORK CITY TIME) AT THE END OF THE DAY ON TUESDAY, SEPTEMBER 29, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of August 10, 2020, by and among Ligand Pharmaceuticals Incorporated (“Ligand”), a Delaware corporation, Pelican Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Ligand, and Pfenex Inc., a Delaware corporation (“Pfenex”) (the “Merger Agreement”).

The Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pfenex at a price per Share of $12.00, in cash(the “Cash Amount”), plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00 in cash, without interest, if the Milestone (as defined below) is achieved (the Cash Amount plus one CVR, collectively the “Offer Price”), subject to any applicable withholding taxes (the “Offer”).

The Merger Agreement provides, among other things, that the Offer is being conditioned upon there being validly tendered in the Offer and not properly withdrawn prior to the expiration date of the Offer, a number of Shares which, together with the number of Shares, then owned by Ligand or any of its wholly-owned direct or indirect subsidiaries, including the Purchaser (if any), represents at least a majority of the then outstanding Shares (determined in accordance with the Merger Agreement) (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”), by the depositary for the Offer pursuant to such procedures) (the “Minimum Condition”).

As soon as practicable (and in any event within two business days) following the acceptance for payment of the Shares tendered and not properly withdrawn pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition in accordance with the terms of the Offer and the Merger Agreement (such time of acceptance, the “Acceptance Time”), Purchaser will merge with and into Pfenex (the “Merger”), with Pfenex continuing as the surviving corporation and as a wholly-owned subsidiary of Ligand (the “Surviving Corporation”), pursuant to the provisions of Section 251(h) of Delaware Law, with no stockholder approval required to consummate the Merger. The closing of the Merger will occur as soon as practicable and in any event no later than the second business day after the conditions set forth in the Merger Agreement are satisfied or waived, unless another date is agreed to by the parties.

Each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than any Shares (i) that are owned by Pfenex, Ligand or the Purchaser, or any direct or indirect wholly-owned subsidiaries of Ligand or the Purchaser, or (ii) in respect of which appraisal rights were perfected in accordance with Section 262 of Delaware Law, will be automatically converted into the right to receive an amount equal to the Offer Price without interest and subject to any applicable withholding taxes. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”.

Under no circumstances will interest be paid either with respect to the purchase of Shares pursuant to the Offer or upon conversion of Shares into the right to receive consideration equal to the Offer Price in the Merger (which, in either case, may be reduced by any applicable withholding taxes), regardless of any extension of the Offer or any delay in making payment for Shares or consummating the Offer or the Merger.

THE BOARD OF DIRECTORS OF PFENEX UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

THE BOARD OF DIRECTORS OF PFENEX HAS UNANIMOUSLY: (1) DETERMINED THAT THE TERMS OF THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, PFENEX AND ITS STOCKHOLDERS; (2) DETERMINED THAT IT IS IN THE BEST INTERESTS OF PFENEX AND ITS STOCKHOLDERS , AND DECLARED IT ADVISABLE, TO ENTER INTO THE MERGER AGREEMENT; (3) APPROVED THE EXECUTION AND DELIVERY OF THE MERGER AGREEMENT BY PFENEX, THE PERFORMANCE BY PFENEX OF ITS COVENANTS AND AGREEMENTS CONTAINED THEREIN AND THE CONSUMMATION OF THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED IN THE MERGER AGREEMENT; AND (4) RESOLVED TO RECOMMEND THAT PFENEX’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER PURSUANT TO THE OFFER.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) the Minimum Condition, (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated, (iii) the absence of legal restraints that has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger; and (iv) the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer described in Section 15 — “Conditions to the Offer.” See Section 15 — “Conditions to the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals.”

A summary of the principal terms of the Offer appears on pages i through viii. You should read both the entire Offer to Purchase and the Letter of Transmittal (as defined herein) carefully before deciding whether to tender your Shares into the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders Toll-Free: (800) 821-8781

Banks and Brokers: (212) 269-5550

Email: PFNX@dfking.com

August 31, 2020

IMPORTANT

If you desire to tender all or any portion of your Shares to the Purchaser pursuant to the Offer, prior to the expiration date of the Offer:

•

If you are a registered holder (i.e., you have a stock certificate or you hold Shares directly in your name in book-entry form in an account with Pfenex’s transfer agent), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions contained in the Letter of Transmittal, and send it, together with any original certificates representing your Shares and any other required documents, to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offering (the “Depositary”). These materials must reach the Depositary before the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to the Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date (as defined below), you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents. Copies of these materials may also be found at the website maintained by the United States Securities and Exchange Commission at www.sec.gov.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

The following are some questions that you, as a stockholder of Pfenex, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (this “Offer to Purchase”). It may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer carefully and in their entirety. Questions or requests for assistance may be directed to D.F. King & Co., Inc., our information agent (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to the Purchaser and, where appropriate, Ligand.

Securities Sought:	All of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pfenex Inc., a Delaware corporation (“Pfenex”).

Price Offered Per Share:	$12.00 per Share, in cash (the “Cash Amount”), plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00 in cash, without interest, if the Milestone (as defined below) is achieved, in each case, subject to any applicable withholding taxes (the “Offer Price”).

Scheduled Expiration Time:	The offer and withdrawal rights will expire at midnight (New York City time) at the end of the day on September 29, 2020, unless the Offer is extended or terminated.

The Purchaser:	Pelican Acquisition Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Ligand Pharmaceuticals Incorporated (“Ligand”), a Delaware corporation.

Pfenex Board of Directors Recommendation:	The Board of Directors of Pfenex has unanimously resolved to recommend that Pfenex’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Who is offering to buy my Shares?

Our name is Pelican Acquisition Sub, Inc. We are a wholly-owned subsidiary of Ligand. We are a Delaware corporation formed for the purpose of making the Offer and thereafter, pursuant to the Agreement and Plan of Merger, dated August 10, 2020, by and among Ligand, Pfenex and us (the “Merger Agreement”), merging with and into Pfenex (the “Merger”), with Pfenex continuing as the surviving corporation and as a wholly-owned subsidiary of Ligand (the “Surviving Corporation”). To date, we have not carried on any activities other than those related to our formation and the Merger Agreement and the transactions contemplated thereby, including making this Offer. See the “Introduction” and Section 8 — “Certain Information Concerning Ligand and the Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making the Offer to purchase all outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and following the Merger, the entire equity interest in, Pfenex.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $12.00 per Share, in cash, plus one non-transferable contractual CVR, which CVR represents the right to receive a contingent payment of $2.00 in cash, without interest, if the Milestone is achieved, in each case, subject to any applicable withholding taxes.

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What is the CVR and How Does it Work?

The CVR represents the contractual right to receive cash in the event the specified milestone is achieved by December 31, 2021. The required milestone will be achieved, with respect to Pfenex’s teriparatide injection product (also referred to as PF708 or Bonsity) (the “CVR Product”), upon the receipt of a notice from the U.S. Food and Drug Administration (the “FDA”) that the CVR Product is therapeutically equivalent (as will be indicated by assignment of a therapeutic equivalence code that begins with an “A” in the FDA publication, Approved Drug Products with Therapeutic Equivalence Evaluations) with respect to the listed product, FORTEO® (teriparatide injection) (the “Milestone”). At or prior to the time that we accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer, Ligand and a duly qualified rights agent, American Stock Transfer & Trust Company, LLC (the “Rights Agent”) will enter into the Contingent Value Rights Agreement (“CVR Agreement”), governing the terms of the CVRs. Each CVR will represent the right to receive a cash payment of $2.00, without interest thereon and less any applicable withholding taxes, with such payment conditioned upon the timely achievement of the Milestone. See Section 11 — “The Merger Agreement; Other Agreements.”

Is it possible that no payments will be payable to the holders of the CVR in respect of such CVR?

Yes. If the Milestone is not achieved on or prior to December 31, 2021, no payment will be made to holders of the CVRs in respect of the CVRs and the CVRs will be terminated. It is possible that the Milestone will not be achieved on or prior to December 31, 2021, in which case you will receive only the Cash Amount for your Shares and no payments with respect to your CVRs. It is not possible to predict with certainty whether the Milestone will or will not be achieved and therefore whether a payment will or will not be payable with respect to the CVRs.

Who is responsible for achieving the Milestone?

Pursuant to the CVR Agreement, Ligand will exercise commercially reasonable efforts (as defined in the CVR Agreement) to cause the occurrence of the Milestone. In November 2019, Pfenex transferred the new drug application (“NDA”) for Bonsity to Alvogen Malta Operations Ltd. (“Alvogen”), Pfenex’s commercial partner. In April 2020, Pfenex announced that the FDA informed Alvogen that a submitted comparative use human factors (“CUHF”) study was insufficient to support a therapeutic equivalence (the “TE”) determination. In July 2020, the FDA provided additional feedback and direction via a General Advice Letter regarding the methodology to be used in a new CUHF study necessary to support a TE evaluation. Alvogen announced that it has provided an updated CUHF protocol to the FDA and intends to commence the study after the FDA’s review and feedback on the protocol. The FDA’s July 2020 letter also indicated that its feedback on the CUHF Study is not intended to suggest that all other aspects of the teriparatide injection TE determination have been demonstrated. Pursuant to that certain Development and License Agreement, between Pfenex and Alvogen, dated June 11, 2018, Alvogen is responsible for the development of Bonsity, including the conduct of studies and regulatory filings required to obtain TE determination.

May I transfer my CVRs?

CVRs will not be transferable except: (i) upon death by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order; (iv) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case, as allowable by DTC, or held in book-entry or other similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary), in each case as allowable by the DTC; or (vi) to Ligand or any of its affiliates in connection with an abandonment of the CVR.

Are there other material terms of the CVRs?

In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership in Ligand, us or Pfenex. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

What does Pfenex’s Board of Directors think about the Offer?

The Board of Directors of Pfenex has unanimously:

•	determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Pfenex and its stockholders;

•	determined that it is in the best interests of Pfenex and its stockholders, and declared it advisable, to enter into the Merger Agreement;

•

approved the execution and delivery of the Merger Agreement by Pfenex, the performance by Pfenex of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other transactions contemplated in the Merger Agreement; and

•	resolved to recommend that the holders of Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

See the “Introduction” and Section 12 — “Purpose of the Offer; Plans for Pfenex.” Pfenex will file with the United States Securities and Exchange Commission (the “SEC”) and mail to its stockholders its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) recommending that Pfenex’s stockholders accept the Offer and tender their Shares to us pursuant to the Offer.

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless there has been validly tendered in the Offer and not withdrawn in accordance with the terms of the Offer, a number of Shares which, together with the number of Shares then owned by Ligand or any of its wholly-owned direct or indirect subsidiaries, including us (if any), represents at least a majority of the then outstanding Shares (determined in accordance with the Merger Agreement) (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of Delaware Law, by the depositary for the Offer pursuant to such procedures). We refer to this condition as the “Minimum Condition.” If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon the Expiration Time, then (i) neither the Offer nor the Merger will be consummated and (ii) Pfenex’s stockholders will not receive the Offer Price or the Merger Consideration (as defined below) pursuant to the Offer or the Merger, as applicable.

What are the most significant conditions to the Offer?

The Offer is conditioned upon:

•	the satisfaction of the Minimum Condition;

•	the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

•	the absence of legal restraints that has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger; and

•

the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer described in Section 15 — “Conditions to the Offer.” See Section 15 — “Conditions to the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals.”

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such conditions (except if any breach of the Merger Agreement by Ligand or us has been a principal cause of or resulted in the failure or the non-satisfaction of any such condition) and, except as set forth in the following proviso, may be waived by us in whole or in part at any time and from time to time in our sole discretion, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC; provided, however, that the Minimum Condition, evidence of the expiration or early termination of the applicable waiting period under the HSR Act, and the requirement that no law or order be enacted prohibiting the consummation of the Offer and the Merger shall not be waivable and may not be waived by us.

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Is there an agreement governing the Offer?

Yes. We, Ligand and Pfenex have entered into the Merger Agreement referred to above in “Who is offering to buy my Shares?” The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following the Acceptance Time, the Merger of the Purchaser with and into Pfenex. See Section 11 — “The Merger Agreement; Other Agreements.”

Do you have the financial resources to pay for all Shares?

Yes. We and Ligand estimate that the total amount of funds required to consummate the Merger (including payments for options and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $438 million at or prior to the closing. In addition, we and Ligand estimate that we would need approximately an additional $78 million to pay the maximum aggregate amount that holders of the CVRs would be entitled to in the event that the Milestone is timely achieved. The funds to pay for all Shares accepted for payment in the Offer and the consideration in connection with the Merger are expected to come from Ligand’s available cash and cash equivalents on hand. The Offer is not subject to any financing condition. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender into the Offer?

No. We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all Shares solely for cash, including cash payable under the CVR;

•

if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same price as was paid in the Offer (i.e., the Offer Price, without interest, subject to any applicable withholding taxes); and

•

we have the financial resources to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for potential CVR payments and the Merger and related fees and expenses.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender into the Offer?

You will be able to tender your Shares into the Offer until midnight (New York City time) at the end of the day on September 29, 2020 (such date and time, the “Expiration Date”), unless (i) we extend the period during which the Offer is open pursuant to and in accordance with the terms of the Merger Agreement, in which case the term “Expiration Date” will mean the latest date and time at which the Offer, as so extended by us, will expire, or (ii) the Merger Agreement has been earlier terminated according to its terms. If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, our depositary for the Offer (the “Depositary”), of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

If you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure that is described in this Offer to Purchase. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we may be required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond February 10, 2021 (the “Termination Date”).

Pursuant to the Merger Agreement, we will (and Ligand will cause us to) extend the Offer:

•

for successive periods of 10 business days each (or such longer period as may be approved by Pfenex), if on or prior to any then scheduled Expiration Date, all conditions to the Offer (other than the Minimum Condition) have been satisfied or waived (where permitted by applicable law or the Merger Agreement); provided, in no event will we be required to extend the Offer on more than two occasions (but may elect to do so in our sole and absolute discretion); and

•

for any period or periods required by any applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or the New York Stock Exchange American (“NYSE American”).

The Merger Agreement also provides that we may (and if requested by Pfenex shall) extend the Offer for successive periods of up to 10 business days each (or such longer period as may be approved by Pfenex), if on or prior to any then scheduled Expiration Date, any of the conditions to the Offer (other than the Minimum Condition) has not been satisfied or waived (where permitted by applicable law or the Merger Agreement).

For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer.” Each of the time periods described above is calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

How will I be notified if the time period during which I can tender my Shares into the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

How do I tender my Shares into the Offer?

If you wish to accept the Offer, this is what you must do:

•

If you are a registered holder (i.e., you have a stock certificate or you hold Shares directly in your name in book-entry form in an account with Pfenex’s transfer agent), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions contained in the Letter of Transmittal, and send it, together with any original certificates representing your Shares and any other required documents, to the Depositary. These materials must reach the Depositary before the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to the Purchaser pursuant to the Offer.

•

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may extend the time you have to deliver such items by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within two NYSE American trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

How do I properly withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?

No. Prior to the closing date of the Merger, Pfenex has agreed to cooperate with Ligand and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE American to cause the delisting of Pfenex and of the Shares from the NYSE American as promptly as practicable after the effective time of the Merger (the “Effective Time”) and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting. Following the consummation of the Merger, no Shares will be publicly owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If the Merger is consummated, then stockholders who did not tender their Shares into the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares into the Offer (i.e., the Offer Price, without interest, subject to any applicable withholding taxes), except as provided in the Merger Agreement with respect to Shares owned by Ligand or its direct or indirect wholly-owned subsidiaries (including the Purchaser) or Pfenex, or Shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law. See Section 13 — “Certain Effects of the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

If I decide not to tender my Shares into the Offer, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, the Purchaser will merge with and into Pfenex. At the Effective Time, each Share then issued and outstanding immediately prior to the Effective Time will be converted into the right to receive consideration equal to the Offer Price (the “Merger Consideration”), without interest and subject to any applicable withholding taxes, except as provided in the Merger Agreement with respect to Shares owned by or held in the treasury of Pfenex, and all Shares owned by Ligand or any direct or indirect wholly-owned subsidiaries of Ligand (including the Purchaser) or Pfenex. Notwithstanding the foregoing, Shares issued and outstanding immediately prior to the Effective Time and held by a stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law will not be converted into the right to receive the Merger Consideration and will instead be entitled to seek to have a Delaware court determine the “fair value” of such Shares in accordance with Delaware Law, unless such holder fails to perfect, withdraws, waives or loses the right to appraisal. In each such case, such Shares will be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

If the Offer is not consummated, will you nevertheless consummate the Merger?

No. None of us, Ligand or Pfenex are under any obligation to pursue or consummate the Merger if the Acceptance Time has not occurred and the Offer has not been earlier consummated.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of Delaware Law and the obligation of us and Pfenex to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable following the Acceptance Time, we expect the Merger to occur promptly after the consummation of the Offer. See Section 1 — “Terms of the Offer.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available to the holders of Shares in connection with the Offer. If the Acceptance Time occurs and then, subject to the terms and conditions of the Merger Agreement, the Merger is consummated, the holders of Shares immediately prior to the Effective Time who did not tender their Shares in the Offer and have otherwise complied with the applicable procedures under Delaware Law will be entitled to seek to have a Delaware court determine the “fair value” of such Shares. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

What was the market value of my Shares on recent dates?

On August 10, 2020, the last full trading day before we announced that we entered into the Merger Agreement, the closing trading price of the Shares reported on NYSE American was $7.66 per Share. On August 28, 2020, the last NYSE American trading day before we commenced the Offer, the last sale price of the Shares reported on NYSE American was $12.55 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer described in Section 15 — “Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to receive promptly an amount in cash equal to the number of Shares you tendered into the Offer multiplied by the Cash Amount, plus one CVR per Share, without interest, in each case, subject to any applicable withholding taxes. We will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, for the purpose of receiving payments from us and transmitting such payments to you. See Section 2 — “Acceptance for Payment and Payment for Shares.” In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) any certificates representing such Shares, if applicable, (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares at The Depository Trust Company (“DTC”), an Agent’s Message (as defined below) in lieu of such Letter of Transmittal and delivery of Shares into the Depositary’s account at DTC and (iii) any other required documents for such Shares, as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Have any of Pfenex’s directors or officers agreed to tender their Shares?

Yes. All directors and executive officers of Pfenex, in their respective capacities as stockholders of Pfenex, who collectively owned approximately 6% of the outstanding Shares (including those owned through the exercise of Pfenex Options (as defined below)) as of August 9, 2020, have entered into a tender and support agreement with Ligand and us, pursuant to which they have agreed to, among other things, tender their Shares into the Offer unless the Merger Agreement is terminated or upon the occurrence of certain other events. See Section 11 — “The Merger Agreement; Other Agreements — Other Agreements — Support Agreement.”

What will happen to Pfenex equity awards in the Offer?

Following the consummation of the Offer, as a result of the Merger, Pfenex’s outstanding equity awards granted under its 2009 Equity Incentive Plan, 2014 Equity Incentive Plan, as amended and restated, and 2016 Inducement Equity Incentive Plan (collectively, the “Pfenex Stock Plans”) will be treated as follows:

•

upon the terms and subject to the conditions set forth in the Merger Agreement, effective as of immediately prior to the Effective Time, each option to purchase Shares under any of the Pfenex Stock Plans (each, a “Pfenex Option”) that is outstanding and unexercised immediately prior to the Effective Time, shall be accelerated in full;

•

effective as of immediately prior to the Effective Time, each Pfenex Option that is then outstanding and unexercised, whether or not vested, and which has a per share exercise price that is equal to or less than $12.00 (each, an “In-The-Money Pfenex Option”) that remains outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and extinguished and be converted automatically into the right to receive, with respect to each Share subject to such In-The-Money Pfenex Option, upon the terms of the Merger Agreement, an amount in cash equal to (A) the excess, if any, of (1) $12.00 over (2) the per share exercise price of such In-The-Money Pfenex Option, plus (B) the CVR (collectively, the “Option Consideration”), subject, in each case, to applicable tax withholdings;

•

with respect to any Pfenex Option other than an In-The-Money Pfenex Option that is then outstanding and unexercised, whether or not vested (each, an “Out-of-The Money Pfenex Option”), such Out-of-The Money Pfenex Option will automatically terminate and be canceled without payment of any consideration to the holder thereof (and, for the avoidance of doubt, shall also not be eligible to receive the CVR); and

•	Pfenex shall send a written notice to each holder of an outstanding Pfenex Option in accordance with the Pfenex Stock Plans that shall inform such holder of the treatment of the Pfenex Options.

See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Pfenex Equity Awards.”

What are the U.S. federal income tax consequences of the Offer and the Merger?

The Offer Price consists of cash and rights to receive a payment of $2.00 in cash, without interest, if the Milestone is achieved pursuant to the CVR. The receipt of cash and CVRs by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Because the law is unclear as to the U.S. federal income tax treatment of the CVRs, the amount of gain or loss you recognize, and the timing and character of such gain or loss, is uncertain. You should consult your tax advisor about the tax consequences (including the application and effect of any U.S. state or local or non-U.S. income or other tax laws) to you of participating in the Offer in light of your particular circumstances. See Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for a discussion of the material U.S. federal income tax consequences of tendering or exchanging Shares pursuant to the Offer or the Merger.

To whom should I talk if I have additional questions about the Offer?

You may call D.F. King & Co., Inc., the Information Agent, toll-free at (800) 821-8781. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Pfenex Inc.:

INTRODUCTION

We, Pelican Acquisition Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Ligand Pharmaceuticals Incorporated (“Ligand”), a Delaware corporation, are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pfenex Inc., a Delaware corporation (“Pfenex”), at a price of $12.00 per Share, in cash (the “Cash Amount”), plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00 in cash, without interest, if the Milestone (as defined below) is achieved, in each case, subject to any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.” We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of August 10, 2020, by and among Ligand, the Purchaser and Pfenex (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

The Offer and withdrawal rights will expire at midnight (New York City time) at the end of the day on September 29, 2020 (such date and time, the “Expiration Date”), unless (i) we extend the period during which the Offer is open pursuant to and in accordance with the Merger Agreement, in which case the term “Expiration Date” means the latest date and time at which the Offer, as so extended by us, will expire (provided, however, our obligation to extend the Offer is limited as discussed in Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Extensions of the Offer”) or (ii) the Merger Agreement has been earlier terminated. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or delay in making payment for Shares.

If you are an owner of Shares and you tender such Shares directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) in accordance with the terms of this Offer, you will not be charged brokerage fees or commissions on the sale of Shares pursuant to the Offer.

Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the U.S. Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal (or the applicable IRS Form W-8, if the tendering stockholder or other payee is a Non-United States Holder), may be subject to U.S. federal backup withholding on the gross proceeds paid to the stockholder or other payee pursuant to the Offer. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — U.S. Federal Backup Withholding.” Non-United States Holders are urged to consult their tax advisors regarding the application of U.S. federal backup withholding.

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should consult with such nominee to determine if you will be charged any service fees or commissions.

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within two New York Stock Exchange American (“NYSE American”) trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

We will pay all charges and expenses of the Depositary and D.F. King & Co., Inc. (the “Information Agent”) incurred in connection with the Offer. See Section 18 — “Fees and Expenses.”

As soon as practicable (and in any event within two business days) following the acceptance for payment of the Shares tendered and not properly withdrawn pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition in accordance with the terms of the Offer and the Merger Agreement (such time of acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Pfenex (the “Merger”), with Pfenex continuing as the surviving corporation and as a wholly-owned subsidiary of Ligand (the “Surviving Corporation”), pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”), with no stockholder approval required to consummate the Merger. The closing of the Merger will occur as soon as practicable and in any event no later than the second business day after the conditions set forth in the Merger Agreement are satisfied or waived, unless another date is agreed to by the parties.

At the Effective Time of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive consideration equal to the Offer Price (the “Merger Consideration”), without interest, subject to any applicable withholding taxes, except for Shares (i) then-owned by owned by Ligand, us or Pfenex, or by any wholly-owned subsidiary of Ligand or us, in each case immediately prior to the commencement of the Offer, which will be cancelled and extinguished without any conversion thereof or consideration paid thereto or (ii) held by any stockholder who is entitled to demand and properly and validly has demanded appraisal for such Shares in accordance with Section 262 of Delaware Law (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal). See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

The Board of Directors of Pfenex has unanimously:

•	determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Pfenex and its stockholders;

•	determined that it is in the best interests of Pfenex and its stockholders, and declared it advisable, to enter into the Merger Agreement;

•

approved the execution and delivery of the Merger Agreement by Pfenex, the performance by Pfenex of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other transactions contemplated in the Merger Agreement; and

•	resolved to recommend that the holders of Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

A more complete description of the reasons of the Board of Directors of Pfenex for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Schedule 14D-9 that is being filed by Pfenex with the United States Securities and Exchange Commission (“SEC”) and mailed to Pfenex’s stockholders with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

The Offer is not subject to us or Ligand receiving financing or any other financing condition. The Offer is conditioned upon:

•

there being validly tendered in the Offer and not properly withdrawn prior to the expiration date of the Offer, a number of Shares which, together with the number of Shares, then owned by Ligand or any of its wholly-owned direct or indirect subsidiaries, including the Purchaser, if any, represents at least a majority of the then outstanding Shares (determined in accordance with the Merger Agreement) (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of Delaware Law, by the Depositary for the Offer pursuant to such procedures) (the “Minimum Condition”);

•	the expiration or early termination of the applicable waiting period under the HSR Act;

•	the absence of legal restraints that has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger; and

•

the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer described in Section 15 — “Conditions to the Offer.” See Section 15 — “Conditions to the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals.”

According to Pfenex, as of August 5, 2020, there were (i) 34,296,593 Shares issued and outstanding, and (ii) 4,754,951 Shares reserved for issuance pursuant to the exercise of outstanding options to purchase Shares under any of the Pfenex Stock Plans (each, a “Pfenex Option”) which have an average exercise price of $7.44 per share (of which, 4,617,651 Shares are reserved for issuance pursuant to the exercise of outstanding In-The-Money Pfenex Options).

Assuming (x) no other Shares were or are issued after August 5, 2020 and (y) no Pfenex Options or other awards consisting of Shares or purchase rights have been exercised, converted or settled after August 5, 2020, the Minimum Condition would be satisfied if at least 17,148,297 Shares are validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date) and not properly withdrawn prior to the Expiration Date.

In order to induce us and Ligand to enter into the Merger Agreement, certain directors and executive officers of Pfenex, in their respective capacities as stockholders of Pfenex, entered into a tender and support agreement, dated August 10, 2020, with Ligand and us, pursuant to which these stockholders have, subject to certain limitations and exceptions, agreed to tender their Shares, which represented approximately 6% of the outstanding Shares (including those owned through the exercise of Pfenex Options) as of August 9, 2020, into the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Other Agreements — Support Agreement.”

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Offer is consummated and then, subject to the terms and conditions of the Merger Agreement, the Merger is consummated, the holders of Shares immediately prior to the Effective Time who did not tender their Shares in the Offer and have otherwise complied with the applicable procedures under Delaware Law will be entitled to seek to have a Delaware court determine the “fair value” of such Shares. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND STOCKHOLDERS OF PFENEX SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.”

The Offer is not subject to any financing condition. The Offer is conditioned upon the Minimum Condition, the receipt of evidence of the expiration or early termination of the applicable waiting period under the HSR Act, and the other conditions set forth in Section 15 — “Conditions to the Offer.”

We expressly reserve the right to waive any of the conditions to the Offer, in whole or in part and at any time and from time to time, in our sole discretion, and to make any change in the terms and conditions of the Offer; except that, unless otherwise contemplated by the Merger Agreement or as previously approved by Pfenex in writing, we will not (i) decrease the Offer Price or the number of Shares sought in the Offer (other than in the manner required by the Merger Agreement), (ii) extend the Offer (other than in a manner required or permitted by the Merger Agreement), (iii) impose conditions on the Offer (other than those described in Section 15 — “Conditions to the Offer”), (iv) modify the conditions to the Offer in any manner materially adverse to the holders of Shares, (v) amend the terms of the CVR Agreement (as defined below), in any manner that is adverse to the holders of Shares or Pfenex Options, or (vi) amend any other term or condition of the Offer in any manner that is materially adverse to the holders of Shares.

As soon as practicable (and in any event within two business days) following the Acceptance Time, the Purchaser will merge with and into Pfenex, with Pfenex continuing as the Surviving Corporation, pursuant to the provisions of Section 251(h) of Delaware Law, with no stockholder approval required to consummate the Merger. The closing of the Merger will occur as soon as practicable and in any event no later than the second business day after the conditions set forth in the Merger Agreement are satisfied or waived, unless another date is agreed to by the parties. There will not be a subsequent offering period.

Pursuant to the Merger Agreement, we will extend the Offer (i) for successive periods of 10 business days each (or such longer period as may be approved by Pfenex), if on or prior to any then scheduled Expiration Date, all conditions to the Offer (other than the Minimum Condition) have been satisfied or waived (where permitted by applicable law or the Merger Agreement); provided, in no event will we be required to extend the Offer on more than two occasions (but may elect to do so in its sole and absolute discretion), and (ii) for any period or periods required by any applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or the NYSE American, and we may (and if requested by Pfenex shall) extend the Offer for successive periods of up to 10 business days each (or such longer period as may be approved by Pfenex), if on or prior to any then scheduled Expiration Date, any of the conditions to the Offer (other than the Minimum Condition) has not been satisfied or waived (where permitted by applicable law or the Merger Agreement); provided, that, in each of clauses (i) and (ii), in no event will we be required to extend the Offer beyond the Termination Date (as defined below). Our obligation to extend the Offer is further limited as set forth below in this Section 1 and in Section 11 — “The Merger Agreement; Other Agreements — Extensions of the Offer.” For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended (together with all rules and regulations promulgated thereunder, the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer, delay our acceptance for payment of Shares, delay payment after the consummation of the Offer or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay promptly the consideration offered or return the securities deposited by or on behalf of stockholders after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of 10 business days may be required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and applicable law, if, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day. Each of the time periods described in this paragraph is calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

If, prior to the Expiration Date, we increase the consideration being paid for Shares, such altered consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as soon as practicable by public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Pfenex has provided us with Pfenex’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Pfenex’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer, as described in Section 15 — “Conditions to the Offer,” we will accept for payment and thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date as soon as practicable and in any event not more than two business days after the first Expiration Date upon which the conditions pursuant to the Merger Agreement are satisfied or waived (for the avoidance of doubt, such payment shall not include the Option Consideration). See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for how to validly tender Shares.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•

For Shares held as physical certificates, the certificates evidencing such Shares (“Share Certificates”) or, for Shares held in book-entry form, confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC, in each case pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares;”

•

A properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined below) in lieu of such Letter of Transmittal; and

•	Any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. Upon the deposit of such funds with the Depositary, our obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, upon the advice of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by us and Pfenex.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if certificates representing Shares are submitted evidencing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility (as defined below) pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), in each case, promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign the right to purchase all or any Shares tendered pursuant to the Offer in whole or from time to time in part to one or more affiliates, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and not withdrawn pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. In order for a Pfenex stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•

If you are a holder and you have Shares held as physical certificates, the original certificates representing tendered Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date;

•

If you are a holder and you hold Shares directly in your name in book-entry form, either (i) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other required documents, or (ii) an Agent’s Message (as defined below) and any other required documents, in each case, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, and such Shares must be delivered according to the DTC book-entry transfer procedures described below under “DTC Book-Entry Transfer” before the Expiration Date;

•

If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered; or

•

For Shares tendered by a Notice of Guaranteed Delivery, the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the consummation of the Offer occurs, we will acquire good and unencumbered title to such Shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

DTC Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “DTC” or “Book-Entry Transfer Facility”) for purposes of the Offer. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message and any other required documents (for example, in certain circumstances, a completed IRS Form W-9) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Required documents must be transmitted to and received by the Depositary as set forth above. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Agent’s Message. The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a Book-Entry Confirmation that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a certificate representing Shares is not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the certificate representing such Shares must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on such certificate, with the signature(s) on such certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of book-entry transfers of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal are received by the Depositary within two NYSE American trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary unless otherwise mutually agreed by us and Pfenex.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) if applicable, certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the

Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, upon the advice of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived to our satisfaction. None of us, Ligand, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or taking action resulting in the delivery of an Agent’s Message) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of Pfenex’s stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the consummation of the Offer, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Pfenex’s stockholders.

U.S. Federal Backup Withholding. Under the U.S. federal backup withholding rules, a portion of the gross proceeds payable to a tendering United States Holder (as defined below) or other payee pursuant to the Offer must be withheld and remitted to the U.S. Treasury, unless the United States Holder or other payee provides his, her or its correct taxpayer identification number (employer identification number or social security number) to the Depositary, certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules, or such United States Holder or other payee is otherwise exempt from backup withholding and establishes such exemption in a manner satisfactory to the Depositary. Therefore, each tendering United States Holder should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless an exemption exists and is established in a manner satisfactory to the Depositary. In order for a Non-United States Holder to avoid backup withholding, the Non-United States Holder must submit an IRS Form W-8BEN, W-8BEN-E, or other applicable Form W-8 certifying that it is not a United States person, or otherwise establish an exemption in a manner satisfactory to the Depositary. IRS Forms W-8 can be obtained from the Depositary or the U.S. Internal Revenue Service’s website at www.irs.gov.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO PROPERLY COMPLETE AND SIGN THE IRS FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR AN APPLICABLE IRS FORM W-8) MAY BE SUBJECT TO U.S. FEDERAL BACKUP WITHHOLDING OF A PORTION OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, Shares tendered in the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the expiration of the Offer, or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, Shares may be withdrawn at any time after October 30, 2020, which is the 60th day after the date of the commencement of the Offer, unless prior to that date we have accepted for payment the Shares tendered in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer of Shares held through the Book-Entry Transfer Facility as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 — “Procedures Accepting the Offer and Tendering Shares” at any time on or before the Expiration Date.

We will resolve all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal. We reserve the right to reject all notices of withdrawal determined not to be in proper or complete form or to waive any irregularities or conditions. No notice of withdrawal will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, Ligand, the Depositary, the Information Agent, Pfenex or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the election and risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

If we extend the Offer, delays its acceptance for payment of Shares, or are unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4.

5.	Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This discussion applies only to holders that hold their Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address consequences relevant to holders subject to special rules, including:

•	holders who hold Shares received pursuant to the exercise of employee stock options or otherwise as compensation;

•	persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	holders who are pass-through entities for U.S. federal income tax purposes or investors in such pass-through entities;

•

financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, U.S. expatriates or entities subject to the U.S. anti-inversion rules;

•	“controlled foreign corporations” or “passive foreign investment companies”;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	United States Holders (as defined below) whose functional currency is not the U.S. dollar; or

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the CVRs being taken into account in an applicable financial statement.

This discussion does not address (i) any aspect of the alternative minimum tax, (ii) the Medicare contribution tax on net investment income, (iii) the U.S. federal gift or estate tax, or U.S. state or local or non-U.S. taxation, (iv) the tax consequences to holders of Shares who exercise dissenters’ or appraisal rights under Delaware Law or (v) the tax consequences to holders of Pfenex Options or similar rights to purchase Shares.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of tendering Shares pursuant to the Offer or the Merger.

HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

United States Holders. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a “United States person” for U.S. federal income tax purposes.

General. The receipt of cash and CVRs for Shares pursuant to the Offer or the Merger, as applicable, by a United States Holder whose Shares are tendered and accepted for payment pursuant to the Offer or converted into a right to receive the Merger Consideration pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a United States Holder recognizes, and the timing and potentially the character of a portion of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs, with respect to which there is substantial uncertainty.

The installment method of reporting any gain attributable to the receipt of a CVR will not be available because the Shares are traded on an established securities market. The treatment of the receipt of CVRs and any payment thereon for U.S. federal income tax purposes is unclear in a number of respects. Because of the CVRs, the receipt of the Offer Price or Merger Consideration, as applicable, may be treated as either a “closed transaction” or an “open transaction” for U.S. federal income tax purposes. There is no authority directly on point addressing whether a sale of property for, in whole or in part, contingent value rights with characteristics similar to the CVRs should be taxed as an “open transaction” or “closed transaction” and such question is inherently factual in nature. Accordingly, United States Holders are urged to consult their tax advisors regarding this issue. Finally, it is possible that the CVRs may be treated as debt instruments for U.S. federal income tax purposes. However, as such treatment is unlikely, the discussion below does not address the tax consequences of such a characterization and assumes that the CVRs are not treated as debt instruments for U.S. federal income tax purposes.

Ligand currently intends to act consistently with “closed transaction” treatment, including cooperating with the Depositary to send Form 1099-Bs reflecting Ligand’s determination of the fair market value of the CVRs in the Merger. Ligand’s views and actions (and the fair market value figure ascribed by Ligand to the CVRs as of the time of the Merger) are not dispositive of the tax treatment and/or such fair market value and are not binding on the IRS as to a United States Holder’s appropriate tax treatment and/or such fair market value.

Under either “closed” or “open” transaction treatment, gain or loss recognized in the transaction must be determined separately for each identifiable block of Shares tendered pursuant to the Offer or converted into a right to receive the Merger Consideration pursuant to the Merger (i.e. Shares acquired at the same cost in a single transaction). Any such gain or loss will be long-term if the Shares are held for more than one year before such disposition. For U.S. stockholders that are individuals, estates or trusts, long-term capital gain generally is taxed at preferential rates. The deductibility of both long-term and short-term capital loss is subject to certain limitations.

The following sections discuss the possible tax treatment if the receipt of the Offer Price or Merger Consideration, as applicable, is treated as an open transaction or a closed transaction. Pfenex and Ligand urge you to consult your tax advisor with respect to the proper characterization of the receipt of the CVRs and any payment thereon.

Treatment as Open Transaction. The receipt of the CVRs would generally be treated as an “open transaction” if the value of the CVRs cannot be “reasonably ascertained.” If the receipt of the Offer Price or Merger Consideration, as applicable, is treated as an “open transaction” for U.S. federal income tax purposes, a United States Holder generally should recognize capital gain or loss for U.S. federal income tax purposes upon consummation of the Offer or Merger, as applicable, in an amount equal to the difference, if any, between the amount of cash received and such United States Holder’s adjusted tax basis in the Shares tendered pursuant to the Offer or converted into the right to receive the Merger Consideration pursuant to the Merger.

Subject to the Section 483 Rules discussed below, if the transaction is “open” for U.S. federal income tax purposes, the CVRs would not be taken into account in determining a United States Holder’s taxable gain upon receipt of the Offer Price or Merger Consideration, as applicable, and such United States Holder would take no tax basis in the CVRs, but would recognize capital gain if payments with respect to the CVRs are made or deemed made in accordance with the United States Holder’s regular method of accounting, but only to the extent the sum of such payments, together with the amount received upon consummation of the Offer or the Merger, as applicable, discussed above, exceeds such United States Holder’s adjusted tax basis in the Shares tendered pursuant to the Offer or converted into the right to receive the Merger Consideration pursuant to the Merger.

Subject to the Section 483 Rules discussed below, if the transaction is “open” for U.S. federal income tax purposes, a United States Holder who does not receive an amount of cumulative cash proceeds pursuant to the merger at least equal to such United States Holder’s adjusted tax basis in the Shares tendered pursuant to the Offer or converted into the right to receive the Merger Consideration pursuant to the Merger, will recognize a capital loss in the year that the United States Holder’s right to receive payments under the CVRs terminates. The deductibility of capital losses is subject to limitations.

Treatment as Closed Transaction. If the value of the CVRs can be “reasonably ascertained” the transaction should generally be treated as “closed” for U.S. federal income tax purposes, in which event a United States Holder should generally recognize capital gain or loss for U.S. federal income tax purposes upon consummation of the Offer or Merger, as applicable, in the same manner as if the transaction were an “open transaction,” except that a United States Holder would take into account the fair market value of the right to receive payments pursuant to the CVRs, determined on the date of the consummation of the Offer or the Merger, as applicable, as an additional amount realized at the time of the Closing for purposes of calculating gain or loss with respect to the disposition of Shares.

Basis and Holding Period. If the transaction is “closed” for U.S. federal income tax purposes, a United States Holder’s initial tax basis in the CVRs will equal the fair market value of the CVRs on the date of the consummation of the Offer or Merger, as applicable. The holding period of the CVRs will begin on the day following the date of the consummation of the Offer or Merger, as applicable.

Future Payments on the CVRs

Treatment as Open Transaction. If the transaction is treated as an “open transaction,” a payment pursuant to a CVR to a United States Holder of a CVR should be treated as a payment under a contract for the sale or exchange of Shares to which Section 483 of the Code applies (the “Section 483 Rules”). Under the Section 483 Rules, a portion of the payments made pursuant to a CVR may be treated as interest, which will be ordinary income to the United States holder of a CVR. The interest amount will equal the excess of the amount received over its present value at the consummation of the Offer or Merger, as applicable, calculated using the applicable federal rate as the discount rate. The applicable federal rate is published monthly by the IRS. The relevant applicable federal rate will be the lower of the lowest applicable federal rate in effect during the three month period ending with the month that includes the date on which the Merger Agreement was signed or the lowest applicable federal rate in effect during the three month period ending with the month that includes the date of the consummation of the Offer or the Merger, as applicable. The maturity range of the relevant applicable federal rate will correspond to the period from the date of the disposition of Shares in the Offer or the Merger, as applicable, to the date the amount is received or deemed received. The United States Holder of a CVR must include in its taxable income interest pursuant to the Section 483 Rules using such United States Holder’s regular method of accounting. It is expected that the portion of the payment pursuant to a CVR that is not treated as interest under the Section 483 Rules will generally be treated as a payment with respect to the sale of Shares, as discussed above.

Treatment as Closed Transaction. If the transaction is treated as a “closed transaction,” there is no direct authority with respect to the tax treatment of holding and receiving payments with respect to property similar to the CVRs, including the character of any such payments. It is possible that payments received with respect to a CVR, up to the amount of a United States Holder’s adjusted tax basis in the CVR, may be treated as a non-taxable return of such United States Holder’s adjusted tax basis in the CVR, with any amount received in excess of basis treated as gain from the disposition of the CVR. Alternatively, payments with respect to a CVR could be treated as (i) payments with respect to a sale or exchange of a capital asset, (ii) ordinary income or (iii) dividends. Additionally, a portion of any payment received with respect to a CVR may constitute imputed interest or as ordinary income under the Section 483 Rules. Finally, it is unclear how a United States Holder of the CVRs would recover its adjusted tax basis with respect to payments thereon. A United States Holder might be allowed to recognize loss to the extent of any remaining basis after the expiration of any right to cash payment under such United States Holder’s CVR.

Due to the legal and factual uncertainty regarding the valuation and tax treatment of the CVRs, you are urged to consult your tax advisors concerning the recognition of gain, if any, resulting from the receipt of the CVRs in the Offer or Merger, as applicable, and the receipt of payments, if any, under the CVRs. We have not sought and will not seek any opinion of counsel or any ruling from the Internal Revenue Service with respect to the matters discussed herein.

Non-United States Holders. For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

Subject to the discussion below regarding backup withholding, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares tendered and accepted for payment pursuant to the Offer or converted into the right to receive Merger Consideration in the Merger unless:

•

the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-United States Holder’s permanent establishment in the United States), in which case (i) the Non-United States Holder will be subject to U.S. federal income tax in the same manner as if it were a United States Holder (but such Non-United States Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9) and (ii) if the Non-United States Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty);

•

the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale (or, if applicable, the taxable year of the Merger) and certain other conditions exist, in which case, the Non-United States Holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares net of certain U.S. source losses from sales or exchanges of other capital assets, provided the Non-United States Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

Pfenex is or has been a United States real property holding corporation for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of sale (or, if applicable, the date of the Merger) and (ii) the period during which the Non-United States Holder held such Shares, and the Non-United States Holder held, actually or constructively, more than 5% of the Shares during the shorter of such periods. Pfenex has not been and is not a United States real property holding corporation and does not anticipate becoming a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes.

Information Reporting and Backup Withholding. Payments made to United States Holders in connection with the Offer or the Merger, including any made pursuant to the CVRs generally will be subject to information reporting and may be subject to “backup withholding.” See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — U.S. Federal Backup Withholding” of this Offer to Purchase. Backup withholding will apply to a United States Holder unless such United States Holder provides his, her or its correct taxpayer identification number to the Depositary on IRS Form W-9, certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules, or such United States Holder is otherwise exempt from backup withholding and establishes such exemption in a manner satisfactory to the Depositary or other payor. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an appropriate IRS Form W-8BEN, W-8BEN-E, or other applicable Form W-8 that it is not a United States person, or otherwise establishes an exemption in a manner satisfactory to the Depositary or other payor.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-United States Holder resides or is established.

Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax, provided that the required information is timely provided to the IRS. Each holder should consult with his, her or its tax advisor as to his, her or its qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Additional Withholding Tax on Payments Made to Foreign Accounts. Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments, including those under the CVRs, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on payments of U.S. source interest and dividends on property of a type that can generate U.S. source interest or dividends, paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. While withholding under FATCA may have also applied to gross proceeds from the sale or other disposition of property of a type that can generate U.S. source interest or dividends, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Pfenex stockholders should consult their tax advisors regarding the possible implications of these rules in their particular situations.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on NYSE American under the symbol “PFNX.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on NYSE American based on published financial sources:

	High	Low
Current Fiscal year
Third Quarter, through August 28, 2020	$12.89	$7.09
Second Quarter, ended June 30, 2020	$9.75	$5.41
First Quarter, ended March 31, 2020	$13.67	$6.31
Fiscal Year Ending December 31, 2019
Fourth Quarter, ended December 31, 2019	$12.72	$7.46
Third Quarter, ended September 30, 2019	$9.72	$5.66
Second Quarter, ended June 30, 2019	$7.25	$5.44
First Quarter, ended March 31, 2019	$6.30	$3.44
Fiscal Year Ending December 31, 2018
Fourth Quarter, ended December 31, 2018	$5.05	$3.19
Third Quarter, ended September 30, 2018	$5.86	$4.55
Second Quarter, ended June 30, 2018	$8.00	$5.04
First Quarter, ended March 31, 2018	$6.59	$2.77

On August 10, 2020, the last full trading day before we announced that we entered into the Merger Agreement, the closing trading price of the Shares reported on NYSE American was $7.66 per Share. On August 28, 2020, the last NYSE American trading day before we commenced the Offer, the last sale price of the Shares reported on NYSE American was $12.55 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares.

Pfenex has never declared or paid cash dividends with respect to the Shares. Under the terms of the Merger Agreement, Pfenex is not permitted to declare or pay any dividend in respect of the Shares without Ligand’s prior written consent (not to be unreasonably withheld, conditioned or delayed). See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Covenants — Conduct of Pfenex’s Business Pending the Merger.”

7.	Certain Information Concerning Pfenex.

Except as otherwise set forth in this Offer to Purchase, the information concerning Pfenex and its business contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and is qualified in its entirety by reference thereto. You should consider the summary information set forth below in conjunction with the more comprehensive financial and other information set forth in Pfenex’s public filings with the SEC (which may be obtained and inspected as described below) and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of Ligand, us or any of our respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Pfenex contained in such documents and records or for any failure by Pfenex to disclose events which may have occurred or may affect the significance or accuracy of any such information.

General. Pfenex was incorporated in Delaware on November 19, 2009. Pfenex’s principal executive offices are located at 10790 Roselle Street, San Diego, CA 92121. The telephone number at that location is (858) 352-4400.

Pfenex is a development and licensing biotechnology company with commercial products focused on leveraging its proprietary protein production platform, Pfenex Expression Technology®, to develop next-generation and novel protein therapeutics to meaningfully improve existing therapies and create novel therapies for biological targets linked to critical, unmet diseases. Pfenex uses P. fluorescens bacterium, which are especially well-suited for complex, large-scale protein production that cannot be made by more traditional host systems. Using the patented Pfenex Expression Technology platform, Pfenex has created a broad pipeline that is diversified across multiple assets, including FDA-approved, next-generation and novel biopharmaceutical products. Pfenex’s lead product is Teriparatide Injection (previously referred to as PF708 and Bonsity™), a therapeutic equivalent candidate to Forteo® (Teriparatide Injection) exclusively licensed to Alvogen. Teriparatide Injection has been commercialized in the U.S. for, among other uses, the treatment of osteoporosis in certain patients at high risk for fracture, and marketing authorization applications are pending in other jurisdictions. Licensee Jazz Pharmaceuticals is utilizing the Pfenex Expression Technology to develop hematologic oncology products including PF743, a recombinant Erwinia asparaginase, and PF745, a half-life extended recombinant Erwinia asparaginase. In addition, Serum Institute of India and Merck & Co., Inc. are using the Pfenex Expression Technology platform to produce CRM197, a diphtheria toxoid carrier protein for use in prophylactic and therapeutic vaccines.

Available Information. Pfenex files annual, quarterly and current reports, proxy statements and other information with the SEC. Pfenex’s SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Pfenex maintains a website at http://www.Pfenex.com. These website addresses are not intended to function as hyperlinks, and the information contained on Pfenex’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

Pfenex Financial Projections. Pfenex has provided its Board of Directors and financial advisor with selected unaudited financial information concerning Pfenex. Such information was not provided to Ligand, but is described in Pfenex’s Schedule 14D-9, which is being filed with the SEC on the date of this Offer to Purchase and is being mailed to Pfenex’s stockholders together with this Offer to Purchase. Pfenex’s stockholders are urged to, and should, carefully read the Schedule 14D-9.

8.	Certain Information Concerning Ligand and the Purchaser.

Ligand was incorporated in Delaware on September 28, 1987. Ligand’s corporate headquarters are located at 3911 Sorrento Valley Boulevard, Suite 110, San Diego, CA 92121. The telephone number of its corporate headquarters is (858) 550-7500.

Ligand is a revenue-generating biopharmaceutical company focused on developing or acquiring technologies that help pharmaceutical companies discover and develop medicines. Ligand’s business model creates value for stockholders by providing a diversified portfolio of biotech and pharmaceutical product revenue streams that are supported by an efficient and low corporate cost structure. Ligand’s goal is to offer investors an opportunity to participate in the promise of the biotech industry in a profitable, diversified and lower-risk business than a typical biotech company. Ligand’s business model is based on doing what Ligand does best: drug discovery, early-stage drug development, product reformulation and partnering. Ligand partners with other pharmaceutical companies to leverage what they do best (late-stage development, regulatory management and commercialization) to ultimately generate revenue. Ligand’s OmniAb® technology platform is a patent-protected transgenic animal platform used in the discovery of fully human mono- and bispecific therapeutic antibodies. The Captisol platform technology is a patent-protected, chemically modified cyclodextrin with a structure designed to optimize the solubility and stability of drugs. The Vernalis Design Platform (VDP) integrates protein structure determination and engineering, fragment screening and molecular modeling, with medicinal chemistry, to help enable success in novel drug discovery programs against highly-challenging targets. Ab Initio™ technology and services for the design and preparation of customized antigens enable the successful discovery of therapeutic antibodies against difficult-to-access cellular targets. Ligand has established multiple alliances, licenses and other business relationships with the world’s leading pharmaceutical companies including Amgen, Merck, Pfizer, Sanofi, Janssen, Takeda, Servier, Gilead Sciences and Baxter International.

We are a Delaware corporation and a wholly-owned subsidiary of Ligand, incorporated on August 7, 2020, and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Our principal executive offices are located at 3911 Sorrento Valley Boulevard, Suite 110, San Diego, CA 92121. The telephone number of our executive offices is (858) 550-7500. To date, hawse have not carried on any activities other than those related to our formation and the Merger Agreement, including making the Offer. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement and related Support Agreement. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we and Pfenex have agreed to take all necessary and appropriate actions to cause the Merger, with Pfenex continuing as the Surviving Corporation.

Additional Information. Certain information relating to Ligand and the Purchaser is set forth in Annex A to this Offer to Purchase.

Except as set forth in this Offer to Purchase, none of Ligand, us, or, to our knowledge, any of the persons listed on Annex A to this Offer to Purchase, has had any business relationship or transaction with Pfenex or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between Ligand or any of its subsidiaries (including us) or, to their knowledge, any of the persons listed in Annex A to this Offer to Purchase, on the one hand, and Pfenex or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. To the knowledge of Ligand or us, none of the persons listed in Annex A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of Ligand and us, none of the persons listed in Annex A has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we and Ligand have filed with the SEC a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), of which this Offer to Purchase forms a part, and this Offer to Purchase and other exhibits to the Schedule TO are available to the public over the Internet at the SEC’s website at www.sec.gov. Ligand maintains a website at visit www.ligand.com. These website addresses are not intended to function as hyperlinks, and the information contained on Ligand’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9.	Source and Amount of Funds.

The Offer is not conditioned on Ligand’s or our ability to finance the purchase of Shares pursuant to the Offer. We and Ligand estimate that the total amount of funds required to consummate the Merger (including payments for options and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $438 million at or prior to the closing. In addition, we and Ligand estimate that we will need approximately an additional $78 million to pay the maximum aggregate amount that holders of the CVRs would be entitled to in the event that the Milestone is timely achieved. The funds to pay for all Shares accepted for payment in the Offer and the consideration in connection with the Merger are expected to come from Ligand’s available cash and cash equivalents on hand.

We do not believe that our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer because: (i) the consummation of the Offer is not subject to any financing condition; (ii) the Offer is being made for all Shares solely for cash; (iii) if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same consideration per Share as was paid in the Offer (i.e., the

Offer Price, without interest and subject to any applicable withholding taxes); and (iv) we have the financial resources to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the potential CVR payments and the Merger and related fees and expenses.

10.	Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Pfenex.

The following is a description of material contacts between and among representatives of Ligand with representatives of Pfenex that resulted in the execution of the Merger Agreement and the agreements related to the Offer and the Merger. For a more detailed discussion of Pfenex’s activities relating to these contacts, please refer to the Schedule 14D-9 that is being filed by Pfenex with the SEC and mailed to Pfenex’s stockholders with this Offer to Purchase.

References to Ligand below in certain cases may be references to us or other entities that are affiliates of Ligand.

Background of the Offer

As part of Ligand’s ongoing evaluation of its business and strategic opportunities, the board of directors of Ligand (the “Ligand Board”) and members of senior management of Ligand regularly evaluate a variety of potential licensing, partnering, research and development, collaboration and strategic acquisition transactions with third parties, including companies that complement or further Ligand’s product portfolio and strategic plan, such as Pfenex.

On April 30, 2018, John Higgins, Chief Executive Officer of Ligand, was contacted by Patrick Lucy, Chief Business Officer of Pfenex, to explore Ligand’s potential interest in acquiring certain royalty income streams held by Pfenex, including royalties payable to Pfenex pursuant to a license agreement with Merck & Co., Inc. Following this outreach, the parties executed a customary non-disclosure agreement and over the course of the following month continued to discuss a potential license. In June of 2018 the parties agreed not to pursue a transaction at that time.

On February 27, 2020, Todd Pettingill, Senior Director, Corporate Development of Ligand, reached out by email to Mr. Lucy, and indicated that Ligand had been contemplating ways in which Ligand and Pfenex might work together.

On March 3, 2020, Mr. Pettingill followed up on his e-mail from February 27th and Mr. Pettingill and Mr. Lucy scheduled a meeting for March 6, 2020.

On March 5, 2020 and March 6, 2020, Mr. Pettingill and Matthew Korenberg, Executive Vice President, Finance and Chief Financial Officer of Ligand, spoke telephonically with Mr. Lucy to discuss ways Ligand and Pfenex could work together and the possibility of a proposed strategic opportunity between Ligand and Pfenex.

On March 10, 2020, Mr. Pettingill spoke telephonically with Mr. Lucy. During the discussion, Mr. Lucy indicated that it was premature for the Chief Executive Officers of Ligand and Pfenex to connect. Mr. Pettingill and Mr. Lucy agreed that Ligand and Pfenex would execute a standard confidentiality agreement to support any further business discussions between the parties.

On March 12, 2020, Ligand and Pfenex entered into a confidentiality agreement with respect to a proposed transaction between Ligand and Pfenex (the “Original NDA”).

On March 13, 2020, Mr. Pettingill and Mr. Lucy had a telephonic conversation. During the discussion, Mr. Lucy indicated Pfenex was not interested in sharing non-public information with Ligand and suggested that the scope of preliminary diligence information to be shared with Ligand would be limited to information that was available publicly.

On March 30, 2020, Mr. Pettingill reached out to Mr. Lucy by e-mail indicating that Ligand had reviewed publicly available information and needed certain additional non-public information to support Ligand’s diligence.

On April 8, 2020, Mr. Pettingill received an e-mail from Mr. Lucy in response to Mr. Pettingill’s email from March 30th noting that Mr. Lucy would follow up by the following week.

On April 16, 2020, Mr. Pettingill reached out to Mr. Lucy by e-mail to confirm whether additional non-public information would be provided by Pfenex.

On April 24, 2020, Mr. Pettingill received an e-mail from Mr. Lucy in response to Mr. Pettingill’s email from April 16th.

On April 27, 2020, Mr. Lucy confirmed by e-mail that the proposed transaction between Ligand and Pfenex had been discussed with Eef Schimmelpennink, the Chief Executive Officer of Pfenex, and that Mr. Schimmelpennink would like to have a direct conversation with the senior management of Ligand before sharing any non-public information regarding Pfenex.

On April 27, 2020, Mr. Korenberg contacted Mr. Schimmelpennink by e-mail to set up a time to discuss the proposed transaction between Ligand and Pfenex.

On April 29, 2020, Mr. Korenberg spoke telephonically with Mr. Schimmelpennink regarding the proposed transaction between Ligand and Pfenex. During the telephone discussion, Mr. Schimmelpennink requested that Ligand make an initial offer based on publicly available information.

On April 30, 2020, the Ligand Board held a telephonic meeting which was attended by members of senior management of Ligand. During the regularly scheduled meeting, members of senior management of Ligand presented the proposed transaction with Pfenex and received approval from the Ligand Board to send a non-binding offer to Pfenex in connection with the proposed transaction.

On May 13, 2020, Mr. Korenberg sent a non-binding indication of interest to Mr. Schimmelpennink to acquire 100% of the outstanding capital stock of Pfenex for a price between $10.50 to $12.50 per Share, payable in cash. The non-binding indication of interest was subject to satisfactory completion of due diligence, among other conditions.

On May 18, 2020, Mr. Korenberg received an email from Mr. Schimmelpennink confirming that Mr. Schimmelpennink had received feedback on the non-binding indication of interest that was delivered by Ligand.

On May 19, 2020, Mr. Korenberg spoke telephonically with Mr. Schimmelpennink in connection with Mr. Schimmelpennink’s earlier email. Mr. Schimmelpennink expressed that the proposed offer from Ligand was not good enough but that Pfenex was willing to provide certain due diligence information if Ligand would be willing to improve the terms of its proposal. Mr. Korenberg indicated Ligand’s willingness to improve the terms of the proposal and reiterated Ligand’s request that Pfenex provide Ligand with due diligence materials regarding Pfenex to assist with Ligand’s review of the potential acquisition. Following the call, Pfenex’s financial advisor, William Blair & Company L.L.C (“William Blair”), sent a draft confidentiality agreement to Ligand to facilitate further discussion and the exchange of information between Ligand and Pfenex.

On May 20, 2020, the parties entered into a new confidentiality agreement in connection with the proposed transaction between Ligand and Pfenex, which included customary standstill restrictions, which replaced the Original NDA.

On May 26, 2020, Mr. Schimmelpennink contacted Mr. Korenberg by e-mail and also spoke telephonically to discuss Ligand’s diligence plan. Mr. Korenberg and Mr. Schimmelpennink agreed on holding a management presentation meeting which would be tentatively scheduled for the morning of June 4, 2020.

On June 4, 2020, members of senior management of both Ligand and Pfenex, including Mr. Higgins and Mr. Schimmelpennink, together with William Blair, attended a virtual meeting to review and discuss the management presentation.

On June 5, 2020, Ligand and its advisors were provided access to an electronic data room that contained certain non-public information regarding Pfenex. From early June 2020 through August 10, 2020, Pfenex, together with Pfenex’s management and other advisors, made due diligence materials available to and attended due diligence calls and meetings with Ligand and its representations. Throughout this period, Ligand and its professional advisors engaged in due diligence of Pfenex and reviewed the due diligence materials provided by Pfenex.

On June 8, 2020, the Ligand Board held a telephonic meeting which was attended by members of senior management of Ligand. During the regularly scheduled meeting, members of senior management of Ligand discussed whether a revised non-binding indication of interest for the acquisition of Pfenex should be sent to Pfenex, which was approved by the Ligand Board.

On June 10, 2020, Mr. Korenberg, on behalf of Ligand, sent a revised non-binding indication of interest to acquire Pfenex for $12.00 per Share, payable in cash, with an additional value right of $2.00 per Share, payable in cash, that would be payable if Pfenex’s teriparatide injection product achieved a Therapeutic Equivalence “A” rating with the listed product, FORTEO (the “CVR Milestone”) prior to June 30, 2021 (the “June 10 Proposal”).

On June 11, 2020, a representative of William Blair, Christina Bresani, reached out telephonically to Mr. Korenberg to provide feedback on the June 10 Proposal and indicated that the June 10 Proposal was not acceptable to Pfenex.

On June 15, 2020, Mr. Higgins and Mr. Schimmelpennink met in person in San Diego to discuss the value proposition of the proposed transaction between Ligand and Pfenex. Mr. Higgins also toured Pfenex’s facility located in San Diego.

On June 15, 2020, Mr. Korenberg contacted Mr. Schimmelpennink by e-mail regarding key outstanding diligence items that Ligand would need to review in order to consider improving the June 10 Proposal.

On June 18, 2020, certain representatives of Ligand and its financial advisor, Barclays Capital Inc. (“Barclays”), and certain representatives of Pfenex and William Blair, participated in various diligence sessions regarding discovery platform capabilities and existing partnerships.

On June 22, 2020, Mr. Korenberg emailed Ms. Bresani and Mr. Schimmelpennink to schedule an on-site visit of Pfenex’s facilities for Matthew Foehr, the President and Chief Operating Officer of Ligand, to be schedule for June 25, 2020.

On June 22, 2020, Mr. Korenberg emailed Ms. Bresani a revised non-binding indication of interest to acquire Pfenex for $13.65 per Share (the “June 22 Proposal”).

On June 24, 2020, Ms. Bresani spoke telephonically with Mr. Korenberg, to indicate that the June 22 Proposal was inadequate and discussed arrangements regarding the upcoming site visit scheduled for June 25, 2020. During the telephone conversation, Ms. Bresani reiterated that Ligand should increase its offer.

On June 25, 2020, Mr. Foehr met with representatives of Pfenex at Pfenex’s facility located in San Diego.

On June 25, 2020, Pfenex’s legal advisor, Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”) sent an initial draft Merger Agreement to Latham & Watkins LLP (“Latham”), counsel to Ligand.

On July 1, 2020, Latham submitted a markup to WSGR which reflected the economic terms provided in the June 22 Proposal.

On July 4, 2020, representatives of Barclays spoke telephonically with Ms. Bresani to reiterate Ligand’s continue interest in completing a proposed transaction with Pfenex and Ligand’s offer remained at $13.65 per Share. Later that day, Ms. Bresani spoke telephonically with representatives of Barclays to indicate that Pfenex was no longer interested in a proposed transaction with Ligand.

On July 14, 2020, Ms. Bresani left a voicemail with Mr. Korenberg to discuss the proposed transaction between Ligand and Pfenex.

On July 15, 2020, Mr. Korenberg spoke telephonically with Ms. Bresani. Ms. Bresani indicated that an offer from Ligand to acquire Pfenex for $14.00 per Share, in cash, would be acceptable to Pfenex.

On July 19, 2020, Mr. Korenberg, Mr. Foehr and Mr. Schimmelpennink held a telephonic meeting to discuss Pfenex’s then-current business plans and potential new business opportunities.

On July 20, 2020, the Ligand Board held a telephonic meeting to discuss the value proposition and continued interest in entering into a proposed transaction with Pfenex.

On July 22, 2020, Mr. Korenberg spoke telephonically with Ms. Bresani and indicated that Ligand’s revised proposed offer would be on the same terms as the June 10 Proposal, to acquire Pfenex at $12.00 per Share, payable in cash, with an additional contingent value right of $2.00 per Share that would be payable upon achieving the CVR Milestone (the “July 22 Proposed Offer”).

On July 29, 2020, Ms. Bresani spoke telephonically with Mr. Korenberg and indicated that Pfenex would accept an offer of $12.25 per Share, payable in cash, with an additional value right of $1.75 per Share that would be payable upon achieving the CVR Milestone (the “July 29 Counter Proposal”).

On July 30, 2020, Mr. Korenberg spoke telephonically with Ms. Bresani and indicated that Ligand was not changing the terms of the July 22 Proposed Offer that was discussed during their call on July 22, 2020.

On July 31, 2020, Mr. Higgins e-mailed Mr. Schimmelpennink confirming the terms of the July 22 Proposed Offer. The email was followed by a telephonic discussion between Mr. Higgins and Mr. Schimmelpennink about Ligand’s continued interest in entering into a proposed transaction between Pfenex and Ligand. Mr. Higgins and Mr. Schimmelpennink also further discussed the economic terms of the July 29 Counter Proposal and the July 22 Proposed Offer.

On August 1, 2020, Mr. Higgins spoke telephonically with Mr. Schimmelpennink about Ligand’s revised offer for the acquisition of Pfenex. The parties verbally agreed that Ligand would acquire Pfenex for $12.00 per Share, payable in cash, with an additional value right of $2.00 per Share that would be payable upon achieving the CVR Milestone prior to December 31, 2021.

On August 3, 2020, Mr. Korenberg sent a revised non-binding indication of interest to William Blair confirming the terms discussed during the discussion between Mr. Korenberg and Mr. Schimmelpennink on August 1, 2020 and that Ligand would acquire Pfenex for $12.00 per Share, payable in cash, with an additional value right of $2.00 per Share that would be payable upon achieving the CVR Milestone prior to December 31, 2021.

On August 3, 2020, WSGR sent a revised draft of the Merger Agreement and an initial draft of the form of the CVR Agreement to Latham.

From August 4, 2020 through August 10, 2020, Ligand and its advisors continued their due diligence of Pfenex, and also attended various confirmatory due diligence sessions with representatives of Pfenex and its advisors with respect to legal, information technology and human resources matters.

On August 5, 2020, WSGR furnished an initial draft of the form of the Support Agreement (as defined below).

On August 6, 2020, Latham furnished a revised draft of the Merger Agreement, the CVR Agreement and the Support Agreement to WSGR.

From August 6, 2020 through August 10, 2020, representatives of Latham and representatives of WSGR engaged in a series of discussions and exchanged drafts of the proposed Merger Agreement, CVR Agreement and Support Agreement while Ligand’s due diligence investigation of Pfenex continued.

On August 9, 2020, representatives of Ligand and Pfenex, including their respective tax advisors, attended a confirmatory tax diligence session that was held by telephone.

On August 10, 2020, members of senior management of Ligand, together with representatives of Latham and Barclays, provided the Ligand Board with an update regarding the potential transaction between Ligand and Pfenex, including a summary of Ligand’s due diligence findings and material transaction terms. On the same day, the Ligand Board unanimously adopted formal resolutions approving the proposed transaction.

On August 10, 2020, Ligand, the Purchaser and Pfenex executed and delivered the Merger Agreement and after the closing of the NYSE American stock market, Pfenex and Ligand issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer. The joint press release is included as Exhibit (a)(5)(i) to the Schedule TO and is incorporated herein by reference.

Past Contacts, Transactions, Negotiations and Agreements with Pfenex

For more information on the Merger Agreement and the other agreements related to the Offer and the Merger, see Section 8 — “Certain Information Concerning Ligand and the Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated in this document by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Ligand and the Purchaser — Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

This summary of the Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Ligand, us and Pfenex or any of their respective affiliates contained in this Offer to Purchase or in their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Ligand, us and Pfenex or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Ligand, us and Pfenex were qualified and subject to important limitations agreed to by Ligand, us and Pfenex in connection with negotiating the terms of the Merger Agreement.

In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. Stockholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Pfenex. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by a party to the Merger Agreement but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides that we will commence the Offer as soon as reasonably practicable and that, subject to the satisfaction of the Minimum Condition and the satisfaction or waiver by us of the other conditions that are described in Section 15 — “Conditions to the Offer,” we will, as promptly as practicable (but in any event not more than two Business Days after the Expiration Date) accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer and pay for such shares. The initial Expiration Date will be midnight (New York City time) at the end of the day on September 29, 2020.

Terms and Conditions of the Offer

Our obligations to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Conditions to the Offer.” The Offer conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such conditions and, except as set forth in the following proviso, may be waived by us in whole or in part at any time and from time to time in our sole discretion; provided, however, that without Pfenex’s prior written consent, in its sole discretion, we may not (and Ligand will not permit us to) (i) waive (A) the Minimum Condition, (B) the expiration or termination of any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the HSR Act, and (C) the requirement that no law or order be enacted prohibiting the consummation of the Offer and the Merger, or (ii) make any change in the terms of or conditions to the Offer that (A) decreases the Offer Price or the number of Shares sought in the Offer (other than in the manner required by the Merger Agreement), (B) extend the Offer (other than in a manner required or permitted by the Merger Agreement), (C) impose conditions on the Offer (other than those described in Section 15 — “Conditions to the Offer”), (D) modify the conditions to the Offer in any manner materially adverse to the holders of Shares, (E) amends the terms of the CVR Agreement in any manner that is adverse to the holders of Shares or Pfenex Options, or (F) amend any other term or condition of the Offer in any manner that is materially adverse to the holders of Shares.

Extensions of the Offer

The Merger Agreement provides that we will (and Ligand will cause us to) extend the Offer:

•

for successive periods of 10 business days each (or such longer period as may be approved by Pfenex), if on or prior to any then scheduled Expiration Date, all conditions to the Offer (other than the Minimum Condition) have been satisfied or waived (where permitted by applicable law or the Merger Agreement); provided, in no event will we be required to extend the Offer on more than two occasions (but may elect to do so in its sole and absolute discretion); and

•	for any period or periods required by any applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or the NYSE American.

The Merger Agreement also provides that we may (and if requested by Pfenex shall) extend the Offer for successive periods of up to 10 business days each (or such longer period as may be approved by Pfenex), if on or prior to any then scheduled Expiration Date, any of the conditions to the Offer (other than the Minimum Condition) has not been satisfied or waived (where permitted by applicable law or the Merger Agreement).

In no event will we be required to extend the Offer beyond February 10, 2021 (the “Termination Date”).

Upon any valid termination of the Merger Agreement, we have agreed that we will (and Ligand will cause us to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one business day) after such termination of the Merger Agreement.

The Offer Price

The Offer Price for each Share is $12.00 per Share, in cash, plus one non-transferable contractual contingent value right per Share, which CVR represents the right to receive a contingent payment of $2.00 in cash, without interest, if the Milestone is achieved, in each case, subject to any applicable withholding taxes.

The Merger

The Merger Agreement provides that as promptly as practicable (and in any case no later than the second business day) following the Acceptance Time and the satisfaction or, if permitted, waiver of the conditions for the consummation of the Merger set forth below, we will merge with and into Pfenex, with Pfenex surviving as a wholly-owned subsidiary of Ligand, pursuant to the provisions of Section 251(h) of Delaware Law, with no stockholder approval required to consummate the Merger. At the closing, we, Ligand and Pfenex will cause a certificate of merger to be filed with the Secretary of State of the State of Delaware and make such other filings or recordings as are required by Delaware Law in connection with the Merger. The Merger will become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with and accepted by the Secretary of State of the State of Delaware. At the Effective Time, our separate existence will cease and the Surviving Corporation will possess all of the property, rights, privileges, powers and franchises of ours and Pfenex shall vest in the Surviving Corporation, and all debts, liabilities and duties of ours and Pfenex shall become the debts, liabilities and duties of the Surviving Corporation.

Merger Closing Conditions. The obligations of us, Ligand and Pfenex to consummate the Merger are subject to the satisfaction of each of the following conditions:

•	We have irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer; and

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No law or order has been enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental authority of competent jurisdiction with respect to the Offer or the Merger which would make illegal, enjoin or prohibit the consummation of the Offer or the Merger.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the Merger Consideration, without interest, in each case, subject to any applicable withholding taxes, except for Shares (i) owned by Ligand, us or Pfenex, or by any wholly-owned subsidiary of Ligand or us, in each case immediately prior to the commencement of the Offer, which will be cancelled and extinguished without any conversion thereof or consideration paid thereto or (ii) held by any stockholder who is entitled to demand and properly and validly has demanded appraisal for such Shares in accordance with Section 262 of Delaware Law (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal). Each outstanding share of us owned by Ligand immediately prior to the Effective Time will be converted at the Effective Time into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Treatment of Pfenex Equity Awards

As a result of the Merger, Pfenex’s outstanding equity awards granted under the Pfenex Stock Plans will be treated as follows:

•	Pfenex Options. Upon the terms and subject to the conditions set forth in the Merger Agreement, effective as of immediately prior to the Effective Time, each Pfenex Option under any of the Pfenex

Stock Plans that is outstanding and unexercised immediately prior to the Effective Time, shall be accelerated in full.

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In-The-Money Pfenex Options. Effective as of immediately prior to the Effective Time, each In-The-Money Pfenex Option that is then outstanding and unexercised, whether or not vested, that remains outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and extinguished and be converted automatically into the right to receive, with respect to each Share subject to such In-The-Money Pfenex Option, upon the terms of the Merger Agreement, an amount in cash, without interest, equal to (A) the excess, if any, of (1) $12.00 over (2) the per share exercise price of such In-The-Money Pfenex Option, plus (B) the CVR (collectively, the “Option Consideration”), subject, in each case, to applicable tax withholdings.

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Out-of-The-Money Pfenex Options. With respect to any Out-of-The Money Pfenex Option, such Out-of-The Money Pfenex Option will automatically terminate and be canceled without payment of any consideration to the holder thereof (and, for the avoidance of doubt, shall also not be eligible to receive the CVR).

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Notice to Pfenex Optionholders. In accordance with the Merger Agreement, on August 21, 2020, Pfenex sent a written notice to each holder of an outstanding Pfenex Option in accordance with the Pfenex Stock Plans to inform such holder of the treatment of the Pfenex Options.

Representations and Warranties

Ligand, the Purchaser and Pfenex each made a number of representations and warranties in the Merger Agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the Merger. Ligand, the Purchaser and Pfenex made representations and warranties as to:

•	corporate organization and good standing;

•	authorization of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, by the respective companies;

•	the lack of conflicts and required filings and consents;

•	compliance with applicable laws and regulatory approvals required to complete the Offer and the Merger;

•	absence of undisclosed material litigation;

•	absence of untrue statements of material fact or omissions of material fact in the offer documents, and Schedule 14D-9 to be filed with the SEC;

•	the use of brokers;

•	neither Ligand or Pfenex is a foreign person;

•	the absence of any other express or implied representations or warranties; and

•	non-reliance on any other representations and warranties.

In addition, Pfenex made representations and warranties as to:

•	requisite Pfenex stockholder approval;

•	capitalization;

•	permits and licenses required to conduct business and general compliance with applicable laws;

•	filings and reports with the SEC and financial statements;

•	internal controls over financial reporting and the maintenance of disclosure controls and procedures;

•	maintenance of books and records;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	employee matters and benefit plans;

•	labor and other employment matters;

•	contracts and indebtedness;

•	litigation;

•	environmental matters;

•	intellectual property and privacy, data protection and data security;

•	tax matters;

•	insurance;

•	real property;

•	regulatory compliance;

•	related party transactions;

•	billing arrangements;

•	state anti-takeover statutes; and

•	the opinion of Pfenex’s financial advisor.

In addition, Ligand and the Purchaser made representations and warranties as to:

•	the availability of funds to complete the Offer;

•	Ligand’s ownership of the Purchaser’s common stock;

•	no vote of Ligand’s stockholders required;

•	the operations of Purchaser; and

•	no ownership of Shares of Pfenex.

The representations and warranties asserted in the Merger Agreement will not survive the completion of the Offer.

Covenants

Conduct of Pfenex’s Business Pending the Merger

The Merger Agreement provides that, subject to limited exceptions, until the Effective Time, or, if earlier, the termination of the Merger Agreement, Pfenex will, unless Ligand consents in writing otherwise (which consent will not be unreasonably withheld, conditioned or delayed), (i) conduct its business and operations in the usual, regular and ordinary course in substantially the same manner as was previously conducted, (ii) keep available the services of the current officers, key employees and consultants of Pfenex, (iii) preserve the current relationships and goodwill of Pfenex with customers, suppliers and other persons whom Pfenex has significant business relations as is reasonably necessary to preserve substantially intact its business organization, (iv) maintain in effect all material permits pursuant to which Pfenex currently operates and which are reasonably necessary for the continued operation of Pfenex, and (v) maintain and enforce in all material respects the intellectual property rights of Pfenex in a manner consistent with past practice. The Merger Agreement also expressly restricts the ability of Pfenex to take the following actions without the prior written consent of Ligand (which consent will not be unreasonably withheld, conditioned or delayed):

•	amend its certificate of incorporation or bylaws or comparable organizational documents;

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issue, sell, deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), transfer, convey, dispose of, or make any proposal with respect to the issuance, sale, delivery, transfer, conveyance or disposition of any securities of Pfenex, except for (A) the issuance and sale of Shares upon the exercise of options outstanding as of the date of the Merger Agreement or issued after the date of the Merger Agreement in compliance with the terms of the Merger Agreement, in each case, in accordance with their existing terms, and (B) the issuance of Shares pursuant to the Pfenex ESPP (as defined below) in accordance with its terms in effect as of the date of the Merger Agreement;

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directly or indirectly acquire, repurchase or redeem any securities of Pfenex, except (A) upon forfeiture or repurchases of securities pursuant to the terms and conditions of Pfenex’s options outstanding as of the date of the Merger Agreement or issued after the date of the Merger Agreement in compliance with the terms of the Merger Agreement and (B) in connection with the satisfaction of applicable tax withholdings and exercise price, as applicable, due in connection with the exercise of Pfenex’s options in accordance with their terms in effect as of the date of the Merger Agreement and consistent with past practice;

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(A) split, combine, subdivide, reclassify, exchange, recapitalize or enter into any similar transaction in respect of any shares of its capital stock or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of its capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of its capital stock;

•	merge or consolidate Pfenex with any person or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Pfenex;

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(A) incur or assume any long-term or short-term debt for borrowed monies or issue any debt securities in excess of $250,000 in the aggregate, provided that any debt so incurred must be voluntarily repayable without material premium, penalties or any other material costs, except for debt incurred in the ordinary course of business under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date of the Merger Agreement; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person in excess of $250,000 in the aggregate; (C) mortgage or pledge any of its assets, tangible or intangible, or create any lien thereupon in excess of $250,000 in the aggregate (other than permitted liens); (D) repay, redeem or repurchase any long-term or short-term debt unless in the ordinary course of business; or (E) cancel any material debt or claim owed to Pfenex;

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except as may be required by applicable law, prescribed under the terms of the Merger Agreement, or required by the terms of any Pfenex employee plan as in effect on the date of the Merger Agreement and disclosed in the Pfenex disclosure schedules, (A) enter into, adopt, amend (including acceleration of vesting or increase in payments or benefits), modify or terminate any Pfenex employee plan or other bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any member of Pfenex’s Board of Directors or officer, or any consultant or employee in any manner, or grant any award thereunder, (B) increase the compensation payable or to become payable of any member of Pfenex’s Board of Directors, officer, consultant or employee, pay or agree to pay any bonus or special remuneration to any member of Pfenex’s Board of Directors, any officer, consultant or employee, or pay or agree to pay any material benefit to any member of Pfenex’s Board of Directors, any officer, consultant or employee, or (C) hire or promote any employee, or (D) terminate any employee other than for cause;

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waive, release, assign or settle any pending or threatened legal proceeding, except for the settlement of for any legal proceeding that (A) is reflected or reserved against in Pfenex’s balance sheet or (B) does not include any obligation to be performed by, without any admission of liability or other adverse consequences or restrictions on (other than the payment of money not in excess of $500,000 individually or $1,500,000 in the aggregate) Pfenex, Ligand, Purchaser or the Surviving Corporation following the Effective Time;

•	except as may be required as a result of a change in applicable law or in GAAP, make any material change in any of the accounting principles or practices used by it;

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(A) make or change any material tax election (which shall include, for the avoidance of doubt, any entity classification election with respect to Pfenex in accordance with the Treasury Regulations under Section 7701 of the Code and any election with respect to Pfenex pursuant to Section 965 of the Code), change any annual tax accounting period or adopt or change any material tax accounting method, (B) settle or compromise any claim, notice, audit or assessment in respect of taxes or otherwise correspond with any taxing authority, (C) consent to any extension or waiver of any limitation period with respect to any claim or assessment for taxes, (D) file any material tax return other than in accordance with the Merger Agreement, amend any income or other material tax return or file any material claim for tax refunds, (E) enter into any closing agreement or advance pricing agreement, (F) enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement excluding tax indemnification provisions in commercial contracts, the principal purpose of which is not to address tax matters or (G) consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment or surrender any right to claim a material tax refund or credit;

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(A) acquire (by merger, consolidation or acquisition of stock or assets, recapitalization, joint venture or otherwise) any business, assets or securities of any other person (except for purchase or sales of inventory or clinical trial drug supplies made in the ordinary course of business consistent with past practice), (B) directly or indirectly sell, lease, license, abandon, or otherwise dispose (collectively, “Disposals”) in whole or in part any properties or assets of Pfenex (other than any Disposal of obsolete assets or properties in the ordinary course of business), or (C) make any loans, advances or capital contributions to, or investments in, any other person;

•	make any Disposal of Pfenex’s intellectual property, other than the sale, licensing or abandonment of Pfenex’s intellectual property in the ordinary course of business;

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incur any capital expenditure in respect thereof in excess of $150,000 individually or $500,000 in the aggregate, except for those contemplated by that certain capital expenditure budget which has been made available to Ligand prior to the date of the Merger Agreement;

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form or commence the operations of any business or any corporation, partnership, limited liability company, business association or other business organization that is not wholly owned by Pfenex or enter into any new line of business;

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(A) enter into any contract that contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the Merger or the other transactions contemplated by the Merger Agreement, (B) enter into a contract that would have been a Material Contract (as defined in the Merger Agreement), if it were in effect as of the date hereof, amend any Material Contract in any material respect, terminate any such Material Contract or grant any release or relinquishment of any material rights under any such Material Contract, or (C) enter into, modify, supplement or amend any lease;

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enter into any contract or transaction between Pfenex, on the one hand, and any affiliate of Pfenex on the other hand, other than in the ordinary course of business on terms no less favorable to Pfenex than the terms governing such transactions with third parties;

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fail to duly and timely file all material reports and other material documents required to be filed with the NYSE American, the SEC or any other governmental authority, subject to extensions permitted by law or applicable rules and regulations;

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amend or modify the compensation terms or any other obligations of Pfenex contained in the engagement letter with Pfenex’s financial advisor in a manner adverse to Pfenex or Ligand or engage other financial advisers in connection with the transactions contemplated by the Merger Agreement; or

•	enter into a contract, or otherwise resolve, commit or agree to take any of the actions.

No Solicitation

From and after the date of the Merger Agreement, Pfenex shall, and shall instruct and use its reasonable best efforts to cause its representatives to immediately cease any and all existing discussions or negotiations with any persons (other than Ligand and us) conducted with respect to any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (as defined below), and shall terminate access by each such person and its representatives to any online or other data rooms containing any information in respect of Pfenex as soon as practicable after the date of the Merger Agreement and within three business days after the date of the Merger Agreement, request the return of any confidential information from any such third party that has previously executed a confidentiality agreement. From the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement, Pfenex has agreed that it will not, nor will any of its directors, officers or employees, and Pfenex shall use its reasonable best efforts to cause its other representatives not to, directly or indirectly:

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whether publicly or otherwise, solicit, initiate, knowingly induce, knowingly cause, knowingly encourage or knowingly take any other action designed to facilitate or assist the submission of any proposal, inquiry, indication of interest or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal or the consummation thereof;

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furnish to any person (other than Ligand, the Purchaser or any representatives or designees of Ligand or the Purchaser) any non-public information relating to Pfenex, or afford to any person (other than Ligand, the Purchaser or any designees of Ligand or the Purchaser) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Pfenex, in each such case, with the intent to encourage, induce, facilitate or assist the making, submission or announcement of any proposal, inquiry, indication of interest or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

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other than solely to inform any person of the existence of the non-solicit provisions contained in the Merger Agreement, enter into, conduct, participate, maintain or engage in, or continue to conduct, participate, maintain or engage in, any discussions or negotiations with any person, or take any action with respect to any proposal, inquiry, indication of interest or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

•	approve, adopt, declare advisable, endorse or recommend any Acquisition Proposal (except to the extent expressly permitted by the Merger Agreement);

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enter into any letter of intent, memorandum of understanding, agreement in principle or similar document, or any Contract or commitment contemplating or otherwise providing for or relating to any Acquisition Transaction (as defined below) (other than an Acceptable Confidentiality Agreement (as defined below))(an “Alternative Acquisition Agreement”);

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take any action to make the provisions of any takeover laws or any anti-takeover provision in Pfenex’s organizational documents inapplicable to any transactions contemplated by an Acquisition Proposal; or

•	make a proposal to a third party or agree to any of the foregoing.

Prior to the Acceptance Time, Pfenex will not terminate, amend, modify or waive any rights under, or release any person (other than Ligand and the Purchaser) from, any “standstill” or other similar agreement between Pfenex, on the one hand, and such person, on the other, unless Pfenex’s Board of Directors and/or any authorized committee thereof determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties.

If, at any time on or after the date of the Merger Agreement and prior to the consummation of the Offer, or if earlier, the termination of the Merger Agreement, Pfenex receives a written, bona fide Acquisition Proposal that was not solicited in breach of the Merger Agreement and Pfenex’s Board of Directors determines in good faith (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below) as compared to the terms of the Merger Agreement, and that its failure to take the actions set forth below would be inconsistent with its fiduciary duties under applicable law, then Pfenex’s Board of Directors may, directly or indirectly through its representatives:

•	participate, engage in or facilitate discussions or negotiations with such person; and

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furnish to such person any non-public information relating to Pfenex and/or afford such person access to the business, properties, assets, books, records or other non-public information, or the personnel, of Pfenex, pursuant to an Acceptable Confidentiality Agreement; provided that contemporaneously with furnishing any non-public information to such person, Pfenex furnishes such non-public information to Ligand to the extent such information has not been previously furnished by Pfenex to Ligand;

provided, that in the case that any action described above is taken, Pfenex gives Ligand prompt written notice (and no later than within 24 hours) of the identity of such person, the material terms (including any financing arrangements to the extent provided to Pfenex or its representatives) of such Acquisition Proposal, if such Acquisition Proposal is in written form, Pfenex shall give Ligand a copy thereof, and of Pfenex’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such person.

From and after the date of the Merger Agreement, until the Acceptance Time, or if earlier, the termination of the Merger Agreement, Pfenex shall (i) promptly (and in any event within 24 hours after its knowledge of receipt by any of its directors or executive officers) notify Ligand if Pfenex receives (A) any Acquisition Proposal, (B) any request for information or request to engage in negotiations or discussions that would reasonably be expected to lead to an Acquisition Proposal, or (C) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, (ii) provide to Ligand a copy of all written materials in connection with such Acquisition Proposal, inquiry or request, (iii) provide to Ligand the terms and conditions of such Acquisition Proposal, request or inquiry (including any financing arrangements to the extent provided to Ligand or its representatives), and (iv) provide to Ligand the identity of the person or group making any such Acquisition Proposal, request or inquiry. Pfenex shall keep Ligand reasonably informed of the status and material terms of any such Acquisition Proposal, request or inquiry (and in any event within 24 hours following any changes to such Acquisition Proposal, request or inquiry), including by providing copies of all materials received by Ligand or its representatives relating to such Acquisition Proposal, inquiry or request after written notice of such Acquisition Proposal, inquiry or request is delivered to Ligand pursuant to the Merger Agreement.

“Acceptable Confidentiality Agreement” means an agreement that is either (i) in effect as of the execution and delivery of the Merger Agreement or (ii) executed, delivered and effective after the execution, delivery and effectiveness of the Merger Agreement, in either case, containing provisions that require any counterparty thereto (and any of its representatives described therein) that receive material non-public information of or with respect to Pfenex to keep such information confidential and use the same for limited purposes contemplated in such agreement; provided that such confidentiality provisions are no less restrictive in the aggregate to such counterparty (and any of its representatives named therein) than the terms of the Confidentiality Agreement. Notwithstanding the foregoing, an “Acceptable Confidentiality Agreement” shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting Pfenex from satisfying its obligations under the Merger Agreement.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Ligand or the Purchaser) relating to an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (a) any direct or indirect purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), whether from Pfenex and/or any other person(s), of Shares representing more than 20% of the total outstanding voting securities of Pfenex after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such person or “group” beneficially owning more than 20% percent of the total outstanding voting securities of Pfenex after giving effect to the consummation of such tender or exchange offer; (b) any direct or indirect sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), disposition, purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) of more than 20% of the consolidated assets of Pfenex (measured by the fair market value thereof as of the date of such sale, transfer, lease, exchange, license, acquisition or disposition); (c) any merger, consolidation, business combination, liquidation, dissolution or other similar transaction involving Pfenex pursuant to which any person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than the Pfenex stockholders (as a group) immediately prior to the consummation of such transaction, would hold Shares representing more than 20% of the voting power of the surviving entity after giving effect to the consummation of such transaction; or (d) any combination of the foregoing.

“Intervening Event” means any Change (as defined below) (or consequence of such Change) that is material to Pfenex that (i) as of the date of the Merger Agreement was not known or reasonably foreseeable by the Pfenex’s Board of Directors and which becomes known to Pfenex’s Board of Directors prior to the Acceptance Time, and (ii) does not involve or relate to an Acquisition Proposal; provided that it is understood and agreed that a positive result of an ongoing clinical trial within the range of potential expected outcomes shall not constitute an Intervening Event.

“Superior Proposal” means any unsolicited, bona fide written Acquisition Proposal for an Acquisition Transaction, which did not result from a material breach by Pfenex of the terms of the Merger Agreement, on terms that Pfenex’s Board of Directors (or a committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects of such Acquisition Proposal and the likelihood of consummation of such Acquisition Transaction, would be more favorable to Pfenex’s stockholders (in their capacity as such) than the Offer and the Merger, taking into account (i) any revisions to the Merger Agreement made or proposed in writing by Ligand prior to the time of such determination, and (ii) those factors and matters deemed relevant in good faith by Pfenex’s Board of Directors (or any committee thereof), which factors may include: the (A) identity of the person making the proposal; (B) likelihood of consummation in accordance with the terms of such Acquisition Proposal; and (C) legal, financial (including the financing terms, any breakup fees and expense reimbursement provisions), regulatory, timing and other aspects of such Acquisition Proposal, including the reasonable likelihood to receive all required governmental approvals on a timely basis. For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “50 percent.”

Board of Directors’ Recommendation and Actions

The Merger Agreement provides that Pfenex will file a tender offer solicitation/recommendation statement on Schedule 14D-9 that includes a statement that Pfenex’s Board of Directors has unanimously: (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Pfenex and its stockholders, (ii) determined that it is in the best interests of Pfenex and its stockholders, and declared it advisable, to enter into the Merger Agreement, (iii) approved the execution and delivery of the Merger Agreement by Pfenex, the performance by Pfenex of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other transactions contemplated thereby, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer (the “Board Recommendation”).

Except as expressly permitted by the terms of the Merger Agreement, Pfenex has agreed in the Merger Agreement that neither its Board of Directors nor any committee of the Board of Directors will take any of the following actions:

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withhold, withdraw, amend, modify or qualify in a manner adverse to Ligand or the Purchaser, or publicly propose to withhold, withdraw, amend, modify or qualify in a manner adverse to Ligand or the Purchaser, the Board Recommendation;

•	fail to include the Board Recommendation in the Schedule 14D-9 when disseminated to Pfenex’s stockholders;

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if a tender offer or exchange offer for Shares other than the Offer is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the stockholders of Pfenex (within ten business days after commencement thereof) or fail to reaffirm the Board Recommendation within ten Business Days after Ligand so requests in writing; provided, that taking no position or a neutral position with respect to the acceptance of such tender offer or exchange offer by the stockholders of Pfenex will constitute a failure to recommend against acceptance of such tender offer or exchange offer; or

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approve, endorse, recommend, adopt, or declare advisable or publicly approve, endorse, recommend, adopt or declare advisable an Acquisition Proposal (any of the above actions being referred to as a “Board Recommendation Change”).

Despite the foregoing, the Merger Agreement provides that, with respect to an Intervening Event, at any time before the Acceptance Time, if Pfenex’s Board of Directors determines in good faith (after consultation with Pfenex’s outside legal counsel) in response to an Intervening Event which is continuing that its failure to make a Board Recommendation Change would be inconsistent with its fiduciary duties, it may effect a Board Recommendation Change. Pfenex may not make such a Board Recommendation Change unless and until it has:

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notified Ligand in writing at least four business days prior to effecting such Board Recommendation Change which notice will (i) expressly state that an Intervening Event has occurred and is continuing, (ii) include a reasonable description of such Intervening Event and (iii) state that Pfenex intends to effect a Board Recommendation Change;

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made available its representatives to discuss with Ligand’s representatives (if requested by Ligand) any proposed modifications to the terms and conditions of the Merger Agreement during the period beginning at 5:00 p.m. Pacific Time on the day of delivery by Pfenex to Ligand of such notice and ending at 5:00 p.m. Pacific Time on the fourth business day following the day of such delivery; and

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determined in good faith, after considering the terms of any written and binding offer to modify the terms of the Merger Agreement by Ligand delivered during such four business day period (which is set forth in a definitive written amendment to the Merger Agreement executed by Ligand and the Purchaser and delivered to Pfenex), that the failure to make a Board Recommendation Change in light of such Intervening Event would still be inconsistent with its fiduciary duties.

The Merger Agreement also provides that, with respect to a Superior Proposal, at any time before the Acceptance Time, if Pfenex’s Board of Directors determines in good faith (after consultation with Pfenex’s outside legal counsel) in response to the receipt of a Superior Proposal that has not been withdrawn, and such Superior Proposal did not result from a breach by Pfenex or any of its representatives of the provisions of the Merger Agreement pertaining to the treatment of such Superior Proposal, that its failure to make a Board Recommendation Change would be inconsistent with its fiduciary duties, it may effect a Board Recommendation Change or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement. Pfenex may not make such a Board Recommendation Change or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement unless and until:

•	Pfenex shall have notified Ligand in writing at least four business days prior to effecting such Board Recommendation Change or termination of the Merger Agreement which notice shall expressly state

(i) that Pfenex has received a Superior Proposal, (ii) the material terms and conditions of such Superior Proposal (including any financing arrangements to the extent provided to Pfenex and/or its representatives), (iii) the identity of the person or group making such Superior Proposal, and (iv) that Pfenex intends to terminate the Merger Agreement or effect a Board Recommendation Change (a “Superior Proposal Notice”);

•	Pfenex shall have provided Ligand a copy of the form of any related agreements provided by such person or group in connection with such Superior Proposal;

•	the Superior Proposal did not result from a breach by Pfenex or any of its representatives of the provisions of the Merger Agreement pertaining to the treatment of such Superior Proposal;

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Pfenex shall have made its representatives available to discuss with Ligand’s representatives (if requested by Ligand) any proposed modifications to the terms and conditions of the Merger Agreement during the period beginning at 5:00 p.m. Pacific Time on the day of delivery by Pfenex to Ligand of such Superior Proposal Notice and ending at 5:00 p.m. Pacific Time on the fourth business day following the day of such delivery so that the Acquisition Proposal that is the subject of the foregoing notice is no longer a Superior Proposal; and

•

Ligand shall have delivered to Pfenex during such four business day period a written and binding offer to modify the terms of the Merger Agreement (which is set forth in a definitive written amendment to the Merger Agreement executed by Ligand and Purchaser and delivered to Pfenex), the Pfenex Board of Directors and/or any authorized committee thereof shall have determined in good faith, after considering the terms of such offer by Ligand, that the failure to make a Board Recommendation Change or to terminate the Merger Agreement in light of such Superior Proposal giving rise to such Superior Proposal Notice would still be inconsistent with its fiduciary duties.

If there is any amendment to the financial terms or other material amendment to such Superior Proposal, Pfenex will be required again to comply with the requirements above; provided, however, that the four business day periods will become two business day periods.

Anti-Takeover Laws

If any “anti-takeover” law is or becomes applicable to the Merger or the other transactions contemplated by the Merger Agreement, each of Ligand and Pfenex shall take all action within their power to ensure that the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to eliminate or minimize the effect of such law on the Merger and the other transactions contemplated by the Merger Agreement.

Certain Litigation

Pfenex will promptly advise Ligand of any litigation commenced after the date of the Merger Agreement against Pfenex or any of its directors (in their capacity as such) by any stockholders of Pfenex (on their own behalf or on behalf of Pfenex) relating to the Merger Agreement or the transactions contemplated in the Merger Agreement, and shall keep Ligand reasonably informed regarding any such litigation. Pfenex shall give Ligand the opportunity to participate with Pfenex in the defense or settlement of any such stockholder litigation and shall consider Ligand’s views with respect to such stockholder litigation. Notwithstanding anything to the contrary contained herein, Pfenex shall not settle or enter into any negotiation regarding settlement in connection with such legal proceeding without the prior written consent of Ligand (which shall not be unreasonably withheld, delayed or conditioned).

Antitrust Laws

The Merger Agreement provides that Ligand and Pfenex will use reasonable best efforts to take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by the Merger Agreement, obtain all requisite approvals and authorizations for the transactions contemplated by the Merger Agreement under any applicable antitrust laws, promptly make all necessary fillings and submissions required and pay any fees due under applicable laws and determine whether any other action by or in respect of, or filing with, any governmental authority is required, in connection with the consummation of the Offer or the Merger.

Ligand and Pfenex will cooperate in all respects with each other in connection with preparing and making any filing or submission and in connection with any investigation or other inquiry, including furnishing all information required for any application or filing, giving the other party prompt notice of any request, inquiry, objection, charge or other action, actual or threatened, by or before the Federal Trade Commission, the Department of Justice or any other governmental entity, keeping the other party informed as to the status of any such request and promptly informing the other party of any related communication. Ligand and Pfenex will consult and cooperate with the other party and consider in good faith the views of the other party in connection with any filing, analysis, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Offer or the Merger (including consulting with the other party where practicable in advance of any meeting or conference and to the extent permitted providing the other party the opportunity to attend and participate in such meetings and conferences).

Pursuant to the terms of the Merger Agreement, Ligand and Pfenex must make premerger filings under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), as soon as practicable after the date of the Merger Agreement but in no event later than 10 business days following the date of the Merger Agreement. Each of Ligand and Pfenex and their respective affiliates will (i) cooperate and coordinate with the other in the making of such filings (including, to the extent permitted by applicable law, providing copies, or portions thereof, of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any governmental authority under any applicable laws or orders with respect to any such filing, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the Antitrust Division or other governmental authorities, including of any other applicable jurisdiction in which any such filing is made, under any other applicable laws, and (iv) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as reasonably practicable, to obtain any required consents under any other laws applicable to the Offer and/or the Merger as promptly as reasonably practicable, and to avoid any impediment to the consummation of the Offer or the Merger under any applicable laws or orders, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the Antitrust Division, or any other governmental authority or person may assert under any applicable laws or orders with respect to the Offer and/or the Merger. Pursuant to the Merger Agreement, none of Ligand, the Purchaser nor any of their respective affiliates are obligated to (and none of Pfenex nor any Pfenex subsidiary will, without Ligand’s consent) (i) defend, contest or resist through legal proceedings on the merits or in any other manner any claim, complaint or legal proceeding asserted in any court or by, before or with any other governmental authority by any person, including appeals, (ii) propose, negotiate, offer to commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of assets or businesses of Ligand or any of its affiliates or Pfenex, including effecting any internal corporate restructuring, or otherwise offer to take, offer to commit to take, take or commit to take any action that limits the freedom of action with respect to, or the ability to retain, any of the businesses, services or assets of Ligand or any of its affiliates or Pfenex or (iii) propose, negotiate, offer to commit to or effect any other condition, commitment, action, non-action, restriction or limitation of any kind, in each case of (i), (ii) and (iii), in order to (x) avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or legal proceeding, which would otherwise have the effect of preventing or delaying the closing beyond the Termination Date or (y) satisfy the conditions the Offer or the Merger.

Employee Matters

Pfenex shall take or cause to be taken all actions necessary to terminate its 401(k) Plan effective no later than the day immediately preceding the date that Ligand and Pfenex become part of the same controlled group pursuant to Section 414 of the Code (the “Controlled Group Date”), unless otherwise directed by Ligand at least three business days prior to the Controlled Group Date.

For a period of twelve months following the Effective Time, Ligand will provide, or will cause to be provided, to each employee of Pfenex or any Pfenex subsidiary who continues employment at the Effective Time with Ligand, Pfenex, or any other Ligand subsidiary (“Continuing Employee”) compensation, benefits and severance benefits (other than equity-based benefits and benefits pursuant to individual employment agreements) to each Continuing Employee that, taken as a whole, are no less favorable in the aggregate than the compensation, benefits and severance benefits provided to similarly-situated employees of Ligand and its subsidiaries. Additionally, for a period of twelve months following the Acceptance Time, base salary or hourly wage rates will not be decreased from the levels in effect as of the date of the Acceptance Time.

Ligand will pay each Continuing Employee’s target bonus for the calendar year in which the Effective Time occurs pursuant to Pfenex’s annual bonus plan (assuming 100% achievement of any performance objectives and 100% achievement with respect to any individual component for which no performance objectives were established), which payments shall be paid to such Continuing Employees (i) at the same time as annual bonuses are paid to Ligand employees for the calendar year to which such annual bonuses relate, subject to the Continuing Employee remaining a Pfenex employee through the payment date, or (ii) if earlier, in the event such Continuing Employee’s employment is involuntarily terminated under circumstances that entitle employees to severance under any employee benefit plan maintained by Pfenex (a “Pfenex Plan”), in each case, with such payments to occur in no event later than March 15 of the year following the year to which such annual bonuses relate. For the avoidance of doubt, Ligand is not required to provide any Continuing Employee with a bonus payment if such payment would result in the Continuing Employee receiving a duplicate payment of his or her target bonus for the calendar year in which the Effective Time occurs where such Continuing Employee is entitled to the payment of such target bonus, or any portion thereof, as a result of such Continuing Employee’s involuntarily terminated under circumstances that entitle him or her to severance under any Pfenex Plan. The bonus payments shall represent the only annual bonus entitlement to which any Continuing Employee shall be eligible for the calendar year in which the Effective Time occurs, and Ligand shall not be required to include the Continuing Employees in any annual bonus plan maintained by the Ligand for the remainder of such year.

With respect to the employee benefit plans maintained by Ligand or any of its subsidiaries that are offered to Continuing Employees after the Effective Time (including any Pfenex Plan) (the “New Plans”), for purposes of vesting, eligibility to participate and levels of benefits, each Continuing Employee shall be credited with his or her years of service with Pfenex and its subsidiaries and their respective predecessors before the Effective Time to the same extent as such Continuing Employee was entitled before the Effective Time under any similar Pfenex Plan in which the Continuing Employee participated or was eligible to participate immediately before the Effective Time, to the extent such credit would not result in duplication of benefits for the same period of service. Ligand shall use its reasonable best efforts to cause each Continuing Employee to be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a comparable Pfenex Plan in which such Continuing Employee participates immediately before the Acceptance Time and/or immediately before the Effective Time. In addition, Ligand shall use its reasonable best efforts to cause for purposes of each New Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, all pre-existing condition exclusions, waiting periods, evidence of insurability requirements, and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents.

Ligand shall use its reasonable best efforts to recognize or cause to be recognized any eligible expenses incurred by each Continuing Employee (and his or her eligible dependents) during the portion of the plan year of the relevant welfare benefit plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, co-insurance and maximum out-of-pocket requirements applicable to such Continuing Employee (and his or her eligible dependents) for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time, and shall not be subject to accrual limits or other forfeiture and shall not limit future accruals.

After August 12, 2020, no new offering period will begin under Pfenex’s 2014 Employee Stock Purchase Plan (the “Pfenex ESPP”) and no new participants will be permitted in the Pfenex ESPP. In addition, the Merger Agreement provides for Pfenex to (i) cause all outstanding purchase rights under the Pfenex ESPP to automatically be exercised, in accordance with the terms of the Pfenex ESPP, no later than one business day prior to the Effective Time (the “Final Purchase”), (ii) cause the Pfenex ESPP to terminate with such purchase and no further purchase rights will be granted under the Pfenex ESPP thereafter, (iii) cause each individual participating in the Pfenex ESPP to not be permitted (x) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect on the date of the Merger Agreement, or (y) to make separate non-payroll contributions to the Pfenex ESPP on or following the date of the Merger Agreement, and (iv) notify each Pfenex ESPP participant in writing or electronically prior to the Final Purchase, that the exercise date for the participant’s option has been changed to the date of the Final Purchase and that the participant’s option will be exercised automatically on the date of the Final Purchase. All Shares purchased in the Final Purchase shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of the Merger Agreement. Subject to the closing, the Pfenex ESPP will be terminated as of no later than immediately before the Effective Time.

Indemnification and Insurance

In the Merger Agreement, Ligand has agreed to indemnify and hold harmless all the past and present directors and officers of Pfenex (each, an “Indemnified Person”) against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of, or pertains directly or indirectly to any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director or officer of Pfenex (regardless of whether such action or omission, or alleged action or omission) occurred prior to, at or after the Effective Time to the fullest extent permitted by applicable law.

For a period of six years after the Effective Time, all existing rights to indemnification, exculpation and limitation of liabilities of the Indemnified Persons provided in Pfenex’s certificate of incorporation or bylaws or other comparable organizational documents or in any indemnification agreement with Pfenex will survive the Merger and continue in full force and effect. In addition, for a period of six years after the Effective Time, Ligand and the Purchaser have agreed that the organizational documents of the Surviving Corporation following the Merger will provide the directors and officers with no less favorable rights with respect to indemnification, exculpation, and advancement of expenses for periods at or prior to the Effective Time than as are currently set forth in Pfenex’s certificate of incorporation, bylaws or other organizational documents.

For a period of at least six years after the Effective Time, the Surviving Corporation shall (and Ligand shall cause the Surviving Corporation to) maintain in effect Pfenex’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by such insurance, on terms with respect to the coverage and amounts that are no less favorable than those of the existing policies. However, Ligand and the Surviving Corporation will not be required to pay an annual premium in excess of 300% of the last annual premium paid by Pfenex for coverage for its last full fiscal year; provided that if the annual premiums of such insurance coverage exceed such amount, Ligand and the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available with respect to matters occurring prior to the Effective Time for a cost not exceeding such amount.

Exchange Delisting Matters

Prior to the Effective Time, Pfenex will cooperate with Ligand and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE American to cause the delisting of Pfenex and of the Shares from the NYSE American as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Conditions of the Merger

The obligations of Ligand, the Purchaser and Pfenex to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time:

•	The Purchaser has irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer; and

•

No law or order has been enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental authority of competent jurisdiction with respect to the Offer or the Merger which would make illegal, enjoin or prohibit the consummation of the Offer or the Merger.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Acceptance Time:

•	by mutual written agreement of Pfenex and Ligand;

•	by either Ligand or Pfenex if:

•

the Acceptance Time has not occurred on or before 11:59 p.m. on February 10, 2021 (provided, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to any party whose action or failure to act has been the principal cause of or resulted in (i) any conditions to the Offer or conditions to the Merger having failed to be satisfied and such action or failure constitutes a material breach of the Merger Agreement, or (ii) the expiration or termination of the Offer in accordance with the terms of the Merger Agreement and the Offer without the Purchaser having accepted for payment any Shares tendered pursuant to the Offer and such action or failure to act constitutes a material breach of the Merger Agreement; or

•

any (i) order issued by any court or other governmental authority of competent jurisdiction, or other legal or regulatory restraint or prohibition, permanently preventing, restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger is in effect, or any action has been taken by any governmental authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the Offer or the Merger and has become final and non-appealable; or (ii) law is enacted, entered, enforced or deemed applicable to any of the Offer or the Merger that permanently prohibits, makes illegal or enjoins the consummation of any of the Offer or the Merger, except, in each case, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to any party that has failed to perform any of its obligations under the Merger Agreement and such failure constitutes a material breach of the Merger Agreement.

•	By Ligand, if:

•

(i) Pfenex’s Board of Directors or any authorized committee thereof shall have effected or resolved to effect a Board Recommendation Change, (ii) Pfenex shall have failed to include the Board Recommendation Change in the Schedule 14D-9, or (iii) a tender or exchange offer for Shares that constitutes an Acquisition Proposal is commenced by a person unaffiliated with Ligand and, within 10 business days after the public announcement of the commencement of such Acquisition Proposal, Pfenex shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14D-9 promulgated under the Exchange Act recommending that Pfenex’s stockholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer;

•

Pfenex breached or otherwise violated any of its covenants, agreements or other obligations under the Merger Agreement, or any of its representations and warranties shall have become inaccurate, in either case such that the conditions to the Offer are not capable of being satisfied by the Termination Date, and such breach, violation or inaccuracy described is not capable of being cured by the Termination Date or if curable through use of reasonable best efforts, is not cured by the earlier of (i) 20 business days following Ligand’s delivery of written notice to Pfenex of such breach, violation or inaccuracy (or if less than 20 business days prior to the Termination Date, prior to the Termination Date), and (ii) such time as Pfenex ceases to use reasonable best efforts to cure such breach, violation or inaccuracy; provided Ligand and the Purchaser are not then in material breach of the Merger Agreement.

•	By Pfenex:

•

Pfenex decides to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; provided that (i) substantially concurrent with the termination, Pfenex enters into an Alternative Acquisition Agreement providing for a Superior Proposal that did not result from a material breach of the Merger Agreement and (ii) prior to or concurrent with such termination, Pfenex pays Ligand the Termination Fee (as defined below); or

•

Ligand and/or the Purchaser breached or otherwise violated any of their covenants, agreements or other obligations under the Merger Agreement, or any of their representations and warranties shall have become inaccurate, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, would reasonably be expected to prevent the consummation of the Offer prior to the Termination Date and such breach, violation or inaccuracy is not capable of being cured by the Termination Date or if curable through use of reasonable best efforts, is not cured by the earlier of (i) 20 business days following Pfenex’s delivery of written notice to Ligand of such breach, violation or inaccuracy (or if less than 20 business days prior to the Termination Date, prior to the Termination Date), and (ii) such time as Ligand and/or the Purchaser ceases to use reasonable best efforts to cure such breach, violation or inaccuracy; provided Pfenex is not then in material breach of the Merger Agreement.

Termination Fee

Pfenex has agreed to pay to Ligand a termination fee of $17,500,000 (the “Termination Fee”) if:

•

Ligand terminates the Merger Agreement in connection with (i) Pfenex’s Board of Directors or any authorized committee thereof having effected or resolved to effect a Board Recommendation Change, (ii) Pfenex having failed to include the Board Recommendation Change in the Schedule 14D-9, or (iii) a tender or exchange offer for Shares that constitutes an Acquisition Proposal having been commenced by a person unaffiliated with Ligand and, within 10 business days after the public announcement of the commencement of such Acquisition Proposal, Pfenex having not filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14D-9 promulgated under the Exchange Act recommending that Pfenex’s stockholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer;

•	Pfenex terminates the Merger Agreement in connection with an Alternative Acquisition Agreement with respect to a Superior Proposal not solicited in breach of the Merger Agreement; or

•

(i)(a) either party terminates the Merger Agreement in the circumstance that the Offer expires or is terminated, withdrawn or expired without any Shares being accepted for payment or the Acceptance Time has not occurred by the Termination Date and the Minimum Condition has not been satisfied prior to the time of such termination, or (b) Ligand terminates the Merger Agreement because of an uncured or uncurable breach of Pfenex’s covenants, which breach would cause the failure of certain conditions to the Offer (provided that neither Ligand nor Purchaser are then in material breach of the Merger Agreement), (ii) after the signing of the Merger Agreement and prior to any such termination, a Competing Acquisition Transaction (as defined below) shall have been publicly announced or shall have become publicly disclosed, and (iii) within 12 months following such termination, Pfenex enters into a definitive agreement with respect to a Competing Acquisition Transaction (which Competing Acquisition Transaction is subsequently consummated, whether during or following such 12-month period) or any Competing Acquisition Transaction is consummated (for purposes of the foregoing, a “Competing Acquisition Transaction” means a transaction of the type set forth in the definition of “Acquisition Transaction” above; provided, that, all references to 20% shall be deemed to be references to “a majority”).

The parties agree that any Termination Fee paid is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Ligand and the Purchaser in the circumstances in which such payment is payable for the efforts and resources expended and opportunities foregone while negotiating the Merger Agreement and in reliance on the Merger Agreement and on the expectation of the consummation of the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, which amount would otherwise be impossible to calculate with precision. The parties agree that in no event will Pfenex be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable pursuant to more than one provision of the Merger Agreement. In the event that Ligand or the Purchaser receives the Termination Fee, none of Ligand, Purchase, or any of their respective affiliates or any other person shall be entitled to bring or maintain any other claim, action or proceeding against Pfenex or any of its affiliates arising out of the Merger Agreement (other than in the case of fraud by Pfenex in connection with the transaction contemplated by the Merger Agreement or a willful and intentional breach of the Merger Agreement by Pfenex).

Extensions, Waivers and Amendments

At any time and from time to time prior to the Effective Time, any party may, to the extent legally allowed and except as otherwise set forth in the Merger Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other parties, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (c) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement.

Specific Performance

Ligand, the Purchaser and Pfenex are entitled to an injunction or injunctions to prevent breaches (or threatened breaches) of the Merger Agreement or to enforce specifically the terms and provisions thereof in addition to any other remedy to which they are entitled, at law or in equity.

Fees and Expenses

Except for the fees and expenses of the Depositary which will be paid by Ligand or the Surviving Corporation, and transfer, stamp and documentary taxes or fees, and sales, use, real property transfer and other similar taxes or fees, in each case arising out of or in connection with entering into the Merger Agreement and the consummation of the Offer or the Merger which will be payable by Ligand, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses whether or not the Offer and/or the Merger is consummated.

Governing Law

The Merger Agreement is governed by Delaware law.

Conditions to the Offer

See Section 15 — “Conditions to the Offer.”

Other Agreements

Confidentiality Agreement

On May 20, 2020, Ligand and Pfenex entered into a new confidentiality agreement which replaced the Original NDA (the “Confidentiality Agreement”). Under the Confidentiality Agreement, the parties agreed that, except as provided in the Confidentiality Agreement, any non-public information regarding either Ligand or Pfenex furnished by one party (the “Disclosing Party”) to the other party (the “Recipient”) in connection with exploring a business opportunity of mutual interest (in this section, the “Confidential Information”) will be used by the Recipient solely for the purpose of evaluating, negotiating and consummation of a potential acquisition or business combination transaction between Ligand and Pfenex. The Recipient is also required to undertake commercially reasonable precautions to safeguard and protect the confidentiality of the Confidential Information of the Disclosing Party and to prevent its representatives from prohibited or unauthorized disclosure or uses of the Confidential Information. The obligations of the Recipient under the Confidentiality Agreement survive for three years from the date of the Confidentiality Agreement.

This description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which we have filed as Exhibit (d)(2) to the Schedule TO.

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, on August 10, 2020, all directors and executive officers of Pfenex, in their respective capacities as stockholders of Pfenex, who collectively owned approximately 6% of the outstanding Shares (including those owned through the exercise of Pfenex Options) as of August 9, 2020, have entered into a tender and support agreement with Ligand and us (the “Support Agreement”). Pursuant to the Support Agreement, such stockholders have agreed, subject to the terms and conditions set forth therein, among other things, to tender all of their respective Shares (including those owned through the exercise of Pfenex Options) into the Offer.

The Support Agreement terminates upon the earliest of (i) the valid termination of the Merger Agreement, (ii) the Effective Time, (iii) the date of entry, without the prior written consent of such stockholder, into any amendment or modification to the Merger Agreement or any waiver of any of Pfenex’s rights under the Merger Agreement, in each case, that reduces the amount, changes the form of, or otherwise reduces the consideration payable to such stockholder under the Merger Agreement, and (iv) the mutual written consent of Ligand, the Purchaser and the stockholders holding a majority securities that are subject to the Support Agreement.

This description of the Support Agreement is qualified in its entirety by reference to such Support Agreement, which we have filed as Exhibit (d)(3) to the Schedule TO.

Contingent Value Rights Agreement

At or prior to the time that we accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer, Ligand and a duly qualified rights agent, American Stock Transfer & Trust Company, LLC

(the “Rights Agent”) will enter into the contingent value rights agreement (the “CVR Agreement”), pursuant to which each Share held by the stockholders of Pfenex immediately prior to the closing shall be entitled to receive one non-transferrable CVR entitling such holders to receive, subject to the achievement of a specified milestone by December 31, 2021, an amount in cash equal to $2.00, subject to any applicable withholding taxes.

The CVR Agreement provides that the required milestone will be achieved, with respect to Pfenex’s teriparatide injection product (also referred to as PF708 or Bonsity) (the “CVR Product”), upon the receipt of a notice from the U.S. Food and Drug Administration (the “FDA”) that the CVR Product is therapeutically equivalent (as will be indicated by assignment of a therapeutic equivalence code that begins with an “A” in the FDA publication, Approved Drug Products with Therapeutic Equivalence Evaluations) with respect to the listed product, FORTEO® (teriparatide injection) (the “Milestone”).

CVRs are complex instruments and a number of factors will determine whether any amount will actually be paid to Pfenex’s stockholders in accordance with the terms of the CVR Agreement. If the Milestone is not achieved on or prior to December 31, 2021, no payment will become payable to holders of the CVRs in respect of the CVRs, the CVRs will have no value and the CVRs will be terminated. There can be no assurance that the Milestone set forth in the CVR Agreement will be achieved and that the resulting payment will be required of Ligand.

Pursuant to the CVR Agreement, Ligand will exercise commercially reasonable efforts (as defined in the CVR Agreement) to cause the occurrence of the Milestone. In November 2019, Pfenex transferred the new drug application (“NDA”) for Bonsity to Alvogen Malta Operations Ltd. (“Alvogen”), Pfenex’s commercial partner. In April 2020, Pfenex announced that the FDA informed Alvogen that a submitted comparative use human factors (“CUHF”) study was insufficient to support a therapeutic equivalence (the “TE”) determination. In July 2020, the FDA provided additional feedback and direction via a General Advice Letter regarding the methodology to be used in a new CUHF study necessary to support a TE evaluation. Alvogen announced that it has provided an updated CUHF protocol to the FDA and intends to commence the study after the FDA’s review and feedback on the protocol. The FDA’s July 2020 letter also indicated that its feedback on the CUHF Study is not intended to suggest that all other aspects of the teriparatide injection TE determination have been demonstrated. Pursuant to that certain Development and License Agreement, between Pfenex and Alvogen, dated June 11, 2018, Alvogen is responsible for the development of Bonsity, including the conduct of studies and regulatory filings required to obtain TE determination.

CVRs will not be transferable except (i) upon death by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order; (iv) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case, as allowable by DTC, or held in book-entry or other similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary), in each case as allowable by the DTC; or (vi) to Ligand or any of its affiliates without consideration.

No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

This description of the CVR Agreement is qualified in its entirety by reference to such CVR Agreement, which we have filed as Exhibit (d)(4) to the Schedule TO.

Employment Agreements

To the knowledge of Purchaser and Ligand, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Pfenex, on the one hand, and Ligand,

Purchaser or Pfenex, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Pfenex entering into any such agreement, arrangement or understanding.

12.	Purpose of the Offer; Plans for Pfenex.

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and following the Merger, the entire equity interest in, Pfenex while allowing Pfenex’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. The Merger will be effected pursuant to Section 251(h) of Delaware Law. Accordingly, we and Pfenex have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of stockholders of Pfenex, in accordance with Delaware Law.

Holders of Shares who tender their Shares into the Offer will cease to have any equity interest in Pfenex and will no longer participate in the future growth of Pfenex. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Pfenex and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware Law.

Plans for Pfenex

After completion of the Offer and the Merger, Pfenex will be a wholly-owned subsidiary of Ligand. Ligand expects to continue to evaluate the business and operations of Pfenex during the pendency of the Offer and after the completion of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing, including running the business and operations of Pfenex, as of and following the Effective Time. We cannot speculate on future activities, and we reserve the right to change our plans and intentions at any time, as we deem appropriate.

Except as described above or elsewhere in this Offer to Purchase, we do not have any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Pfenex (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Pfenex, or (iii) any other material change in Pfenex’s corporate structure or business.

13.	Certain Effects of the Offer.

Because the Merger will be governed by Section 251(h) of Delaware Law, no stockholder vote will be required to consummate the Merger. We and Pfenex have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable following the consummation of the Offer. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for Shares. If the Offer is consummated and we accordingly acquire a number of Shares that satisfies the Minimum Condition and the other conditions to the Merger are satisfied or waived, then, in accordance with the terms of the Merger Agreement, we will effect the Merger as promptly as practicable following, and on the same day as, consummation of the Offer without a vote or any further action by the stockholders of Pfenex pursuant to Section 251(h) of the DGCL. As a result of the Merger, there will be no public or other market for the Shares.

NYSE American Listing. Immediately following the Merger, the Shares will no longer meet the requirements for continued listing on NYSE American because there will be only one stockholder of Pfenex. Immediately following the consummation of the Merger, we intend and will cause the Surviving Corporation to delist the Shares from the NYSE American.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. As a result, Pfenex currently files periodic reports with the SEC on account of the Shares. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Pfenex to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record.

14.	Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Covenants — Conduct of Pfenex Business Pending the Merger,” the Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time or, if earlier, the termination of the Merger Agreement, without the prior written consent of Ligand (not to be unreasonably withheld, conditioned or delayed), Pfenex will not declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of its capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of its capital stock.

15.	Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, we will not be required to accept for payment or pay for, and may delay the acceptance for payment of, and the payment for, any validly tendered Shares, if, as of the Expiration Date:

•	the Minimum Condition has not been satisfied;

•	any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the HSR Act shall not have expired or been terminated;

•

any governmental authority of competent jurisdiction shall have (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the scheduled expiration of the Offer and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger or (ii) issued or granted any Order that is in effect as of immediately prior to the scheduled expiration of the Offer and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the Offer or the Merger;

•

(i) any representation or warranty of Pfenex with respect to absence of certain changes shall fail to be true and correct in all respects, as of the date of the Merger Agreement and as of the Expiration Time with the same force and effect as if made on and as of such date; (ii) any of the representations and warranties of Pfenex with respect to organization and good standing, corporate power and enforceability, requisite Pfenex stockholder approval, no brokers, opinion of Pfenex’s financial advisor and state anti-takeover statutes (collectively, the “Fundamental Representations”) shall not be true and correct in all material respects (disregarding any “materiality,” “Company Material Adverse Effect” or other similar qualifications set forth in all such representations or warranties) as of the date of the Merger Agreement and as of the Expiration Time as though made as of the Expiration Time (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct in all material respects as of such specified date); (iii) the representations and warranties of Pfenex with respect to capitalization (the “Capitalization Representation”) shall not be true and correct where the failure to be true and correct would reasonably be expected to result in cost, expense or liability to Pfenex, Ligand and their affiliates, individually or in the aggregate, of more than $1,250,000 as of the date of the Merger Agreement and as of the Expiration Time, as though made as of the Expiration Time, and (iv) any of the representations and warranties of Pfenex set forth in the Merger Agreement (other than the representations with respect to absence of certain changes, the Fundamental Representations or the Capitalization Representation), disregarding any “materiality,” “Company Material Adverse Effect” or other similar qualifications set forth in all such representations or warranties, shall not be true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Time, as though made as of the Expiration Time (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct as of such specified date), except in the case of this clause (iv), except where the failure of such representations and warranties not to be true and correct (disregarding any “materiality,” “Company Material Adverse Effect” or other similar qualifications set forth in all such representations or warranties) have not had and would not reasonably be expected have, individually or in the aggregate, a Company Material Adverse Effect;

•

Pfenex shall have failed to perform in all material respects the obligations, agreements or covenants that are to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Time;

•	there has occurred since the date of the Merger Agreement and is continuing a Company Material Adverse Effect (as defined below);

•	Pfenex fails to deliver a certificate of Pfenex, executed by an executive officer of Pfenex, certifying that certain conditions to the Offer set forth in the Merger Agreement have been satisfied; or

•	the Merger Agreement is properly and validly terminated in accordance with its terms.

“Company Material Adverse Effect” is defined as any change, event, occurrence, development, effect or circumstance (each a “Change,” and collectively, “Changes”), individually or in the aggregate, and taken together with all other Changes, that (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Pfenex, or (ii) would reasonably be expected to prevent, materially delay or materially impair the ability of Pfenex to consummate the Merger and the other transactions contemplated by the Merger Agreement; provided, however, that for purposes of clause (i) no Change (by itself or when aggregated or taken together with any and all other Changes) directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(a) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates or credit ratings in the United States or any other country or region in the world; (B) changes in exchange rates for the currencies of any countries and (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(c) conditions (or changes in such conditions) in the industries in which Pfenex conducts business;

(d) regulatory, legislative, political, geopolitical conditions (or changes in such conditions and including the imposition or adjustment of tariffs) outbreak of hostilities or acts of war, sabotage, military actions or terrorism (including any escalation or general worsening of any such hostilities, acts of war, sabotage, military actions or terrorism) in the United States or any other country or region in the world; earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics (including COVID-19) and other force majeure events in the United States or any other country or region in the world;

(e) changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards or applicable law (or the enforcement or interpretation of any of the foregoing);

(f) the announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated in the Merger Agreement, including (A) the identity of Ligand, (B) the loss or departure of officers or other employees of Pfenex, (C) the termination or potential termination of (or the failure or potential failure to renew or enter into) any contracts with customers, suppliers, distributors or other business partners, and (D) any impact thereof on the relationships, contractual or otherwise, of Pfenex with employees, suppliers, customers, distributors, partners, vendors, governmental authorities or other third persons;

(g) any actions taken or failure to take action, in each case, by Ligand or any of its controlled affiliates, or to which an executive officer of Ligand has approved, consented to or requested, or compliance with the express terms of, or the taking of any action required or contemplated by, the express terms of the Merger Agreement, or the failure to take any action prohibited by the express terms of the Merger Agreement;

(h) changes in Pfenex’s stock price or the trading volume of Pfenex’s stock, in and of itself, or any failure by Pfenex to meet any public estimates or expectations of Pfenex’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Pfenex to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); or

(i) any legal proceedings made or brought by any of the current or former stockholders of Pfenex (on their own behalf or on behalf of Pfenex) against Pfenex, arising out of the Merger or in connection with any other transactions contemplated by the Merger Agreement;

provided, that any Change referred to in the foregoing clauses (a) through (f), inclusive, occurring after the date of the Merger Agreement, may be taken into account in determining whether there is, or would reasonably expected to be, a Company Material Adverse Effect to the extent any such Change described in clauses (a) through (f), inclusive, has a disproportionately adverse effect on Pfenex, in comparison to other companies that operate in the industries in which Pfenex operates.

The foregoing conditions are for the sole benefit of us and may be asserted by us regardless of the circumstances giving rise to any such conditions (except if any breach of the Merger Agreement or other action or inaction by Ligand or us has been a principal cause of or resulted in the failure or the non-satisfaction of any such condition) and may be waived by us in whole or in part at any time and from time to time in our sole discretion, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC; provided, however, that the Minimum Condition, the receipt of evidence of the expiration or early termination of the applicable waiting period under the HSR Act and the condition that no law or order be enacted prohibiting the consummation of the Offer and the Merger are not waivable by us and may not be waived by us.

16.	Adjustments to Prevent Dilution.

In the event that, notwithstanding Pfenex’s covenant to the contrary (see Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Covenants — Conduct of Pfenex Business Pending the Merger”), between the date of the Merger Agreement and the Acceptance Time, Pfenex effects a stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reclassification, combination, exchange of shares or other like change with respect to the Shares, the Offer Price will be adjusted appropriately.

17.	Certain Legal Matters; Regulatory Approvals.

General

Based on our and Ligand’s review of publicly available filings by Pfenex with the SEC and other information regarding Pfenex, neither we nor Ligand are aware of any governmental license or regulatory permit that appears to be material to Pfenex’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase. However, if any such approvals or other actions were to exist and were not obtained, a governmental, administrative or regulatory authority could take actions that may give us the right to not accept for payment and pay for Shares in the Offer.

Antitrust Compliance — HSR Act

The Offer is subject to the HSR Act, which provides that parties to certain mergers or acquisitions notify the DOJ and the FTC of the proposed transactions and wait a specific period of time before closing while the agencies review the proposed transactions.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

On August 24, 2020, Ligand and Pfenex filed a Premerger Notification and Report Form (“HSR Notice”) with the FTC and the Antitrust Division for review in connection with the Offer. Based on the August 24, 2020 filing, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on September 8, 2020, unless the HSR Notice is withdrawn, the HSR Notice is withdrawn and re-filed or the waiting period is terminated or extended by a request for additional information and documentary material from the FTC or the Antitrust Division prior to that time.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of our proposed acquisition of Shares pursuant to the Offer. At any time before or after our acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Ligand, the Purchaser, Pfenex or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, we may not be obligated to consummate the Offer or the Merger.

State Takeover Statutes

A number of states (including Delaware, where Pfenex is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business in such states.

Section 203 of Delaware Law restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to us and Ligand because Pfenex’s Board of Directors has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, including for purposes of Section 203. Pfenex has represented in the Merger Agreement to us and to Ligand that other than Section 203, no takeover statute of Delaware or any other state or jurisdiction purports to be applicable to the Offer or the Merger.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not held by it. We believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer.

Appraisal Rights

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of Delaware Law and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Delaware Law, will be entitled to a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any, in lieu of receiving the Offer Price for their Shares.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of Delaware Law, where a merger is approved under Section 251(h) of Delaware Law, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of Delaware Law. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of Delaware Law.

The foregoing summary of the appraisal rights of stockholders in the Merger under Delaware Law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights available under Delaware Law in connection with the Merger and is qualified in its entirety by reference to Section 262 of Delaware Law. The perfection of appraisal rights requires strict adherence to the applicable provisions of Delaware Law. If the Merger occurs and a stockholder withdraws or loses his right to appraisal, such holder will only be entitled to receive the Offer Price.

Stockholder Approval Not Required

Section 251(h) of Delaware Law provides that, subject to certain statutory requirements, if following consummation of a tender offer for stock of a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, together with the stock otherwise owned by the consummating corporation or its affiliates (as defined in Section 251(h) of Delaware Law), equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under Delaware Law or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of the tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the consummating corporation can effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered (and not properly withdrawn) in accordance with the terms of the tender offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h) of Delaware Law) prior to the expiration of the tender offer, together with the Shares then owned by us and our affiliates represent at least one Share more than 50% of the outstanding Shares, we do not anticipate seeking the approval of Pfenex’s remaining public stockholders before effecting the Merger. Section 251(h) also requires that the merger agreement provide that such merger shall be effected as soon as practicable following the consummation of the tender offer. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer. We, Ligand and Pfenex have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a meeting of stockholders of Pfenex, in accordance with Section 251(h) of Delaware Law.

18.	Fees and Expenses.

We have retained D.F. King & Co., Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, email or other electronic message and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither we nor Ligand, will pay any fees or commissions to any broker or dealer or any other person (other than to the Depositary, the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous.

The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of us by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by us.

No person has been authorized to give any information or to make any representation on behalf of us or Ligand not contained in this document or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of us, Ligand, the Depositary or the Information Agent or any affiliate of any of them for the purpose of the Offer.

We and Ligand have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Pfenex pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of Pfenex’s Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Pfenex may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

ANNEX A

INFORMATION RELATING TO LIGAND AND THE PURCHASER

Ligand was incorporated in Delaware on September 28, 1987. Ligand holds 100% of the capital stock of the Purchaser. The principal executive office, telephone number and principal business of each of these entities is described in Section 8 — “Certain Information Concerning Ligand and the Purchaser.”

Directors and Executive Officers of Ligand and the Purchaser

Set forth in the tables below are the name, current principal occupation and material positions held during the past five years of each of the directors and executive officers of Ligand and the Purchaser. Except as provided below, the business address of each director and executive officer of Ligand and the Purchaser is 3911 Sorrento Valley Boulevard, Suite 110, San Diego, CA 92121.

Directors and Executive Officers of Ligand

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Jason M. Aryeh United States of America Director	Mr. Aryeh has served as a member of Ligand’s board of directors since September 2006. Mr. Aryeh has more than twenty years of equity investment experience focused on the life sciences industry. He is the founder and Managing General Partner of JALAA Equities, LP, a private investment fund focused on the biotechnology and medical device sectors, and has served in such capacity since 1997. Mr. Aryeh currently serves on the Board of Directors of Orchestra BioMed, a private company where he is Chairman of Orchestra’s Nominating & Governance Committee and serves on its Audit Committee. Since 2006, Mr. Aryeh has served as Executive Chairman, on the board of directors or as a consultant to many public and private life sciences companies and charitable foundations, including the Cystic Fibrosis Foundation’s Therapeutics Board. Mr. Aryeh earned a B.A. in economics, with honors, from Colgate University, and is a member of the Omnicron Delta Epsilon Honor Society in economics.

Sarah Boyce United States of America Director	Ms. Boyce has served as a member of Ligand’s board of directors since October 2019. Since October 2019, Ms. Boyce has served as President and Chief Executive Officer of Avidity Biosciences LLC, a biotechnology company. Prior to joining Avidity, she served as a Director and President of Akcea Therapeutics, a publicly-traded biopharmaceutical company focused on serious and rare diseases, from April 2018 through September 2019. Ms. Boyce served as Chief Business Officer at Ionis Pharmaceuticals from January 2015 to April 2018, where she was responsible for business development, alliance management, patient advocacy and investor relations. Prior to Ionis, she served as Vice President, Head of International Business Strategy and Operations at Forest Laboratories, Inc. Ms. Boyce held various positions with Alexion Pharmaceuticals Inc., Novartis Group AG, Bayer AG and F. Hoffmann-La Roche AG. Ms. Boyce also currently serves on the Board of Directors of

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Berkeley Lights Inc., a privately-held biopharmaceutical company. Ms. Boyce received a B.S. degree in microbiology from the University of Manchester, England.

Todd Davis United States of America Director	Mr. Davis has served as a member of Ligand’s board of directors since March 2007. He is the Founder and Managing Partner of RoyaltyRx Capital, a special opportunities investment firm founded in 2018. From 2006 until 2018, Mr. Davis was a Founder & Managing Partner of Cowen/HealthCare Royalty Partners, a global healthcare investment firm. He has almost thirty years of experience in both operations and investing in the biopharmaceutical and life science industries. Mr. Davis has been involved in over $3 billion in healthcare financings including growth equity, public equity turnarounds, structured debt and royalty acquisitions. He has also led, structured and closed over 40 additional intellectual property licenses, as well as hybrid royalty-debt deals. Previously, Mr. Davis was a partner at Paul Capital Partners, where he co-managed that firm’s royalty investments as a member of the Royalty Management Committee. He also served as a partner responsible for biopharmaceutical growth equity investments at Apax Partners. Mr. Davis began his business career in sales at Abbott Laboratories where he held several commercial roles of increasing responsibility. He subsequently held general management, business development, and licensing roles at Elan Pharmaceuticals. Mr. Davis is a navy veteran and holds a B.S. from the U.S. Naval Academy and an M.B.A. from Harvard University. He currently serves on the board of Palvella Therapeutics Inc., a privately-held biopharmaceutical company, BioDelivery Sciences International, Inc., a publicly-traded specialty pharmaceutical company, and Vaxart, Inc., a publicly-traded specialty pharmaceutical company. He is also a board member of the Harvard Business School Healthcare Alumni Association.

Nancy Gray, Ph.D. United States of America Director	Dr. Gray has served as a member of Ligand’s board of directors since of August 2017. Dr. Gray has acted as the President and CEO of Gordon Research Conferences, a nonprofit organization focused on organizing international scientific conferences, since 2003. From December 1997 until August 2003 she served as the Director of Membership for the American Chemical Society. Prior to that, Dr. Gray worked as a Senior Research Scientist at Exxon/Mobil Research and Engineering, a subsidiary of Exxon Mobil Corporation focused on researching oil and gas. Dr. Gray is a Fellow of the Royal Society of Chemistry, a Fellow of the American Association for the Advancement of Science and a member of the American Chemical Society. She was a Research Fellow at the Foundation on Matter Institute for Atomic and Molecular Physics in Amsterdam, and completed the Harvard Executive Education Finance for Senior Executives program. She also has authored or co-authored numerous scientific articles. Dr. Gray received her B.S. in Chemistry from the University of Notre Dame in 1981 and her Ph.D. in Fuel Science from The Pennsylvania State University in 1985.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
John Kozarich, Ph.D. United States of America Director	Dr. Kozarich has served as a member of Ligand’s board of directors since March 2003. Since November 2019, Dr. Kozarich has served as interim Chief Executive Officer of Curza Global, LLC, a biopharmaceutical company, where he has served as a member of the board of directors since February 2019. Dr. Kozarich also serves as Distinguished Scientist Emeritus of ActivX Biosciences, Inc., and previously served as ActivX’s Chairman and President from 2004 through March 2017. From 1992 to 2001, Dr. Kozarich was vice president at Merck Research Laboratories and previously held professorships at the University of Maryland and Yale University School of Medicine. Dr. Kozarich is also an adjunct professor of Chemical Physiology at the Scripps Research Institute and serves on the board of Intec Pharma Ltd., a publicly-traded biotechnology company. Previously, Dr. Kozarich served as a director of ActiveX Biosciences Inc., Corium Intl, Novelion Therapeutics and Retrophin, Inc. He is also a recipient of the Distinguished Scientist Award from the San Diego Section of the American Chemical Society. Dr. Kozarich earned his B.S. in chemistry, summa cum laude, from Boston College, his Ph.D. in biological chemistry from the Massachusetts Institute of Technology, and was an NIH Postdoctoral Fellow at Harvard. In selecting Dr. Kozarich to serve as a director, the board considered, among other things, his valuable pharmaceutical and international experience, including his service at Merck Research Laboratories, which is part of one of the world’s largest pharmaceutical companies, and his service with ActivX Biosciences, Inc., Novelion Therapeutics Inc. and Corium Intl.

John LaMattina, Ph.D. United States of America Director	Dr. LaMattina has served as a member of Ligand’s board of directors since February 2011. He spent 30 years at Pfizer Inc. with his last position starting in 2004 as President, Pfizer Global R&D. Dr. LaMattina began his career at Pfizer as a medicinal chemist in 1977. During his career, he was appointed to various positions of increasing responsibility for Pfizer Central Research, including Vice President of U.S. Discovery Operations in 1993, Senior Vice President of Worldwide Discovery Operations in 1998, Senior Vice President of Worldwide Development in 1999. Dr. LaMattina graduated with cum laude honors from Boston College with a B.S. in Chemistry. He received a Ph.D. from the University of New Hampshire in Organic Chemistry and subsequently was at Princeton University in the National Institutes of Health Postdoctoral Fellowship program. Dr. LaMattina is currently a senior partner at PureTech Ventures and serves on the boards of directors of Zafgen, Inc., a publicly-traded biotechnology company, and several privately-held biopharmaceutical companies.

Sunil Patel United States of America Director	Mr. Patel has served as a member of Ligand’s board of directors since October 2010. He has more than 20 years of senior management and R&D experience in the biotechnology industry. From 2009 to March 2018, Mr. Patel served as Executive Vice President and Chief Financial Officer for OncoMed

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Pharmaceuticals, a publicly-traded biotechnology company. Mr. Patel has held senior management positions in corporate development, marketing, and strategy with BiPar Sciences, Allos Therapeutics, Connetics, Abgenix and Gilead Sciences. Mr. Patel also worked at McKinsey & Company serving biotechnology and pharmaceutical clients and has held scientific research positions at ZymoGenetics and ProCyte. Mr. Patel received his undergraduate degree in Chemistry at the University of California, Berkeley, and master’s degree in Molecular Bioengineering/Biotechnology at the University of Washington.

Stephen Sabba, M.D. United States of America Director	Dr. Sabba has served as a member of Ligand’s board of directors since August 2008. Dr. Sabba has been a leading Bio/Pharma Analyst and Fund Manager for Knott Partners, L.P., an investment fund company, since November 2006. Previously he was a Partner and Director of Research with Kilkenny Capital Management, a Chicago-based Health Care hedge fund. Prior to that, Dr. Sabba was Director of Research at Sturza’s Medical Research, and previously was a gastroenterologist and internist in private practice at Phelps Hospital in North Tarrytown, New York. He received his M.D. from the New York University School of Medicine, and completed a residency in internal medicine and a fellowship in gastroenterology at the Veterans Administration Medical Center in New York City. He earned a B.S. with honors at Cornell University. Dr. Sabba has served as a member of the board of the directors for Novelion Therapeutics Inc., a leading Canadian biotech company since June 2012.

John Higgins United States of America Chief Executive Officer, Director	Mr. Higgins, 50, is Ligand’s Chief Executive Officer, a position he has held since January 2007 and he has been a member of Ligand’s board of directors since March 2007. Prior to joining Ligand, Mr. Higgins served as Chief Financial Officer at Connetics Corporation, a specialty pharmaceutical company, since 1997, and also served as Executive Vice President, Finance and Administration and Corporate Development at Connetics until its acquisition by Stiefel Laboratories, Inc. in December 2006. Before joining Connetics, he was a member of the executive management team at BioCryst Pharmaceuticals. Prior to BioCryst, Mr. Higgins was a member of the healthcare banking team of Dillon, Read & Co. Inc., an investment banking firm. Mr. Higgins serves on the board, audit committee and nominations & governance committee of Bio-Techne Corporation, a publicly-traded life sciences services. Mr. Higgins has served as a director on numerous public and private companies. He graduated Magna Cum Laude from Colgate University with an A.B. in economics.

Charles Berkman, J.D. United States of America Senior Vice President, General Counsel and Secretary	Mr. Berkman, 51, has served as Ligand’s Senior Vice President, General Counsel and Secretary since January 2018 and prior to that as Ligand’s Vice President, General Counsel and Secretary since April 2007. Mr. Berkman joined Ligand in November 2001 and previously served as Associate General Counsel and Chief Patent

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Counsel for Ligand (and Secretary since March 2007). Prior to joining Ligand, Mr. Berkman was an attorney at the international law firm of Baker & McKenzie from November 2000 to November 2001. Before that he served as an attorney at the law firm of Lyon & Lyon from 1993 to November 2000, where he specialized in intellectual property law. Mr. Berkman earned a B.S. in chemistry from the University of Texas and a J.D. from the University of Texas School of Law.

Matthew Foehr United States of America President and Chief Operating Officer	Mr. Foehr, 47, has been Ligand’s President and Chief Operating Officer since January 2015. Prior to that time, Mr. Foehr served as Ligand’s Executive Vice President and Chief Operating Officer since 2011, and has more than 20 years of experience managing global research and development programs. Prior to joining Ligand in 2011, he was Vice President and Head of Consumer Dermatology R&D, as well as Acting Chief Scientific Officer of Dermatology, in the Stiefel division of GlaxoSmithKline (GSK). Following GSK’s $3.6 billion acquisition of Stiefel in 2009, Mr. Foehr led the R&D integration of Stiefel into GSK. At Stiefel Laboratories, Inc., Mr. Foehr served as Senior Vice President of Global R&D Operations, Senior Vice President of Product Development & Support, and Vice President of Global Supply Chain Technical Services. Prior to Stiefel, Mr. Foehr held various executive roles at Connetics Corporation including Senior Vice President of Technical Operations and Vice President of Manufacturing. Mr. Foehr serves on the Board of Directors of Viking Therapeutics, Inc., a publicly-traded biotechnology company and Ritter Pharmaceuticals, Inc., a publicly-traded pharmaceutical company. Mr. Foehr is the author of multiple scientific publications and is named on numerous U.S. patents. He received his B.S. degree in biology from Santa Clara University.

Matthew Korenberg United States of America Executive Vice President, Finance and Chief Financial Officer	Mr. Korenberg, 45, has served as Ligand’s Executive Vice President, Finance and Chief Financial Officer since January 2018 and prior to that as Ligand’s Vice President, Finance and Chief Financial Officer since August 2015. Prior to joining Ligand, commencing in September 2013, Mr. Korenberg was the founder, Chief Executive Officer and a director of NeuroCircuit Therapeutics, a company focused on developing drugs to treat genetic disorders of the brain with an initial focus on Down syndrome. Prior to founding NeuroCircuit Therapeutics, Mr. Korenberg was a Managing Director and member of the healthcare investment banking team at Goldman Sachs from July 1999 through August 2013. During his 14 year tenure at Goldman Sachs, Mr. Korenberg was focused on advising and financing companies in the biotechnology and pharmaceutical sectors and was based in New York, London and San Francisco. Prior to Goldman Sachs, Mr. Korenberg was a healthcare investment banker at Dillon, Read & Co. Inc. where he spent two years working with healthcare companies in the biotechnology and pharmaceutical sectors and industrial companies. Mr. Korenberg also currently serves on the Board of Directors of Qualigen Therapeutics, Inc., a biotechnology company. Mr. Korenberg holds a B.B.A. in Finance and Accounting from the University of Michigan.

Directors and Executive Officers of the Purchaser

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
John Higgins United States of America Chief Executive Officer, Director	Mr. Higgins, 50, has served as Director and Chief Executive Officer for the Purchaser since its formation on August 7, 2020. Mr. Higgins has also served as Ligand’s Chief Executive Officer since January 2007 and he has been a member of Ligand’s board of directors since March 2007. Prior to joining Ligand, Mr. Higgins served as Chief Financial Officer at Connetics Corporation, a specialty pharmaceutical company, since 1997, and also served as Executive Vice President, Finance and Administration and Corporate Development at Connetics until its acquisition by Stiefel Laboratories, Inc. in December 2006. Before joining Connetics, he was a member of the executive management team at BioCryst Pharmaceuticals. Prior to BioCryst, Mr. Higgins was a member of the healthcare banking team of Dillon, Read & Co. Inc., an investment banking firm. Mr. Higgins serves on the board, audit committee and nominations & governance committee of Bio-Techne Corporation, a publicly-traded life sciences services. Mr. Higgins has served as a director on numerous public and private companies. He graduated Magna Cum Laude from Colgate University with an A.B. in economics.

Charles Berkman, J.D. United States of America Senior Vice President, General Counsel and Secretary

Mr. Berkman, 51, has served as Director and Senior Vice President, General Counsel and Secretary for the Purchaser since its formation on August 7, 2020.

Mr. Berkman has also served as Ligand’s Senior Vice President, General Counsel and Secretary since January 2018 and prior to that as Ligand’s Vice President, General Counsel and Secretary since April 2007. Mr. Berkman joined Ligand in November 2001 and previously served as Associate General Counsel and Chief Patent Counsel for Ligand (and Secretary since March 2007). Prior to joining Ligand, Mr. Berkman was an attorney at the international law firm of Baker & McKenzie from November 2000 to November 2001. Before that he served as an attorney at the law firm of Lyon & Lyon from 1993 to November 2000, where he specialized in intellectual property law. Mr. Berkman earned a B.S. in chemistry from the University of Texas and a J.D. from the University of Texas School of Law.

Matthew Foehr United States of America President and Chief Operating Officer	Mr. Foehr, 47, has served as Director and President and Chief Operating Officer for the Purchaser since its formation on August 7, 2020. Mr. Foehr has also served as Ligand’s President and Chief Operating Officer since January 2015. Prior to that time, Mr. Foehr is also Ligand’s Executive Vice President and Chief Operating Officer since 2011, and has more than 20 years of experience managing global research and development programs. Prior to joining Ligand in 2011, he was Vice President and Head of Consumer Dermatology R&D, as well as Acting Chief Scientific Officer of Dermatology, in the Stiefel division of GlaxoSmithKline (GSK). Following GSK’s $3.6 billion acquisition of Stiefel in 2009, Mr. Foehr led the R&D integration of Stiefel into GSK. At Stiefel

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Laboratories, Inc., Mr. Foehr served as Senior Vice President of Global R&D Operations, Senior Vice President of Product Development & Support, and Vice President of Global Supply Chain Technical Services. Prior to Stiefel, Mr. Foehr held various executive roles at Connetics Corporation including Senior Vice President of Technical Operations and Vice President of Manufacturing. Mr. Foehr serves on the Board of Directors of Viking Therapeutics, Inc., a publicly-traded biotechnology company and Ritter Pharmaceuticals, Inc., a publicly-traded pharmaceutical company. Mr. Foehr is the author of multiple scientific publications and is named on numerous U.S. patents. He received his B.S. degree in biology from Santa Clara University.

Matthew Korenberg United States of America Executive Vice President, Finance and Chief Financial Officer	Mr. Korenberg, 45, has served as Director and Executive Vice President, Finance and Chief Financial Officer for the Purchaser since its formation on August 7, 2020. Mr. Korenberg has also served as Ligand’s Executive Vice President, Finance and Chief Financial Officer since January 2018 and prior to that as Ligand’s Vice President, Finance and Chief Financial Officer since August 2015. Prior to joining Ligand, commencing in September 2013, Mr. Korenberg was the founder, Chief Executive Officer and a director of NeuroCircuit Therapeutics, a company focused on developing drugs to treat genetic disorders of the brain with an initial focus on Down syndrome. Prior to founding NeuroCircuit Therapeutics, Mr. Korenberg was a Managing Director and member of the healthcare investment banking team at Goldman Sachs from July 1999 through August 2013. During his 14 year tenure at Goldman Sachs, Mr. Korenberg was focused on advising and financing companies in the biotechnology and pharmaceutical sectors and was based in New York, London and San Francisco. Prior to Goldman Sachs, Mr. Korenberg was a healthcare investment banker at Dillon, Read & Co. Inc. where he spent two years working with healthcare companies in the biotechnology and pharmaceutical sectors and industrial companies. Mr. Korenberg holds a B.B.A. in Finance and Accounting from the University of Michigan.

ANY LETTER OF TRANSMITTAL TO BE DELIVERED TO THE DEPOSITARY MAY ONLY BE SENT TO THE DEPOSITARY BY MAIL OR COURIER TO ONE OF THE ADDRESSES SET FORTH BELOW AND MAY NOT BE SENT BY FACSIMILE TRANSMISSION. ANY CERTIFICATES REPRESENTING SHARES AND ANY OTHER REQUIRED DOCUMENTS SENT BY A STOCKHOLDER OF PFENEX OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD BE SENT TO THE DEPOSITARY AS FOLLOWS:

The Depositary for the Offer is:

By hand, express mail, courier or other expedited service: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	By mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

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